UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure: AngloGold Ashanti Earnings Release for the Three Months and Nine Months Ended
30 September 2025

Q3 2025 EARNINGS RELEASE	2

AngloGold Ashanti posts strong Q3 2025 YoY:
• Gold production +17% • Total cash costs* flat in real terms
• Adjusted EBITDA* +109% to $1.6bn • Free cash flow* +141% to $920m
• Adjusted net cash* of $450m • Q3 interim dividend of $460m, or 91cps
• Total dividends declared for 9 months YTD of $927m, or 183.5cps

London, Denver, Johannesburg, 11 November 2025 –
AngloGold Ashanti plc’s(2) (“AngloGold Ashanti”, “AGA”, the
“Company” or the “Group”) third quarter free cash flow* rose
141% year-on-year to a record $920m as continued cost
discipline helped capture the benefits of a higher gold price.
A quarterly dividend of $460m was declared, taking
dividends declared this year to $927m.
Annual guidance for 2025 was reaffirmed.
Group(1)(2)(3) gold production rose 17% in Q3 2025 compared
to Q3 2024. Strong contributions were made by Obuasi
(Ghana), Geita (Tanzania), Cuiabá (Brazil), Kibali (DRC) and
the addition of Sukari(2) (Egypt) to our portfolio. The average gold price received per ounce*(6) increased to $3,490/oz in
Q3 2025, from $2,486/oz in Q3 2024.
“This is another record quarter for cash generation and
another healthy dividend declaration,” said CEO Alberto
Calderon. “Cash costs again stayed flat in real terms, which means we can capture these stronger margins and show
capital discipline by passing the benefit on to shareholders.”
A 40% increase in the average gold price received per
ounce*(6) in Q3 2025 compared to Q3 2024 translated into a
94% rise in cash generated from operations, reflecting
strong price pass-through and cost discipline.
Balance sheet strengthened by earnings and cash
flow
Free cash flow*(5) rose to $920m in Q3 2025, from $381m in
Q3 2024. AngloGold Ashanti has continued to strengthen its
balance sheet, moving from an Adjusted net debt* position
into an Adjusted net cash* position of $450m at 30
September 2025. The Group ended Q3 2025 with liquidity of
$3.9bn, including $2.5bn in cash and cash equivalents.
Adjusted EBITDA* increased 109% year-on-year to $1.6bn
in Q3 2025, from $746m in Q3 2024. Headline earnings(4)
rose to $672m, or $1.32 per share, in Q3 2025, compared to
$236m, or $0.56 per share, in Q3 2024 — an increase of
185% and 136% year-on-year, respectively. Net cash flow
from operations rose 134% to $1.4bn in Q3 2025, from
$606m in Q3 2024, boosting free cash flow* for the quarter.
Dividend demonstrates confidence, strong cash
flow
An interim dividend of 91 US cents per share was declared
for Q3 2025, which includes the minimum quarterly dividend
of $63m or 12.5 US cents, with the balance reflecting the
decision to pay half of free cash flow* generated for the three months ended 30 September 2025. While AngloGold
Ashanti’s dividend policy commits to this ‘true up’ payment to
50% of free cash flow* annually at year-end, the Board used
its discretion to make the payment at the quarter given the
strength of cash flows and its confidence in the outlook for the balance of the year.
The Company maintained its strong safety performance, with
a Total Recordable Injury Frequency Rate (“TRIFR”) of 0.96
injuries per million hours worked in Q3 2025, well below
industry benchmarks.
Momentum continued at managed operations(1)
Gold production for the Group(1)(2)(3) increased by 17% year-
on-year to 768,000oz in Q3 2025, up from 657,000oz in Q3
2024. This growth reflects the contribution from Sukari and
improved performances at key assets, including Obuasi
(+30%), Kibali (+21%), Geita (+6%), and Cuiabá (+6%).
Managed operations(1) saw gold production up 16% year-on-
year to 682,000oz in Q3 2025, compared to 586,000oz in Q3
2024. The increase, driven by Sukari’s inclusion and the
continued ramp-up at Obuasi, was partially offset by lower
output from Australia and Siguiri. Non-managed joint
ventures(1), namely Kibali, recorded a year-on-year increase in gold production to 86,000oz in Q3 2025 from 71,000oz in
Q3 2024 mainly due to higher grades mined.
Production improvements were led by Obuasi, with a
growing contribution from underhand drift-and-fill mining
(“UHDF”) and a 23% year-on-year increase in recovered
grade. Sukari posted another strong result, with the third
consecutive quarterly production increase. Gold production
at Cerro Vanguardia, Iduapriem and Serra Grande remained
largely unchanged year-on-year.
The focus on operational discipline and efficiencies was
evident once again, with total cash costs* flat in real terms, year-on-year in Q3 2025. The inflation rate experienced
across the business in Q3 2025 was approximately 5%.
Total cash costs* for the Group(1)(2) increased by 5% year-on-
year to $1,225/oz in Q3 2025 from $1,172/oz in Q3 2024 as
the  Full Asset Potential programme, operational excellence
and the addition of Sukari to the portfolio partly offset market driven factors of inflation and higher gold price royalty
payments. All-in sustaining costs* (“AISC”) rose 6% to
$1,720/oz in Q3 2025, from $1,616/oz in Q3 2024.
For managed operations(1), total cash costs* rose 5% year-
on-year to $1,244/oz in Q3 2025 from $1,186/oz in Q3 2024,
while AISC* rose 6% to $1,766/oz in Q3 2025 from $1,665/
oz in Q3 2024. These increases were mainly driven by a
20% increase in sustaining capital expenditure* and
continued inflationary cost pressures of approximately 5%

Q3 2025 EARNINGS RELEASE	3

2025 I GROUP PERFORMANCE

CONTINUED
mainly driven by increases in labour and mining contractor
costs. More than half of this AISC increase came from a $56/
oz average jump in the overall Group royalty charge linked to the higher gold price.
Total cash costs* for the managed operations(1) increased by
3% year-on-year to $1,233/oz in year-to-date (“YTD”) Sep
2025 from $1,195/oz in YTD Sep 2024, significantly below
the inflation rate of approximately 4% in YTD Sep 2025.
Total capital expenditure for the Group(1)(2) rose in line with plan to $388m in Q3 2025, up 32% year-on-year from Q3
2024, with sustaining capital expenditure* increasing 24%
year-on-year to $281m. The increase in sustaining capital
expenditure* reflects the first-time inclusion of Sukari ($32m)
and ongoing investment to support asset integrity and long-
term operational resilience, in line with strategic priorities.
Reinvesting in the portfolio
As part of the strategy to further unlock shareholder value, the Company is reinvesting in the growth of its Mineral
Reserve base and enhancing operational flexibility. Over the next three years, targeted spending will be directed towards exploration, Mineral Reserve Development, and the
conversion of Mineral Resource to Mineral Reserve at sites
with high geological potential.
At the tier one Geita Gold Mine in Tanzania, this investment strategy is already underway, with additional capital
expenditure already approved this year, and ongoing
investment for the next three years is expected to increase
the Mineral Reserve by approximately 60% and to extend
life-of-mine to 10 years or more at current production rates of about 500,000oz a year.
In addition, a conceptual study showing potential for a 1.0Mt per annum mill expansion could underpin an increase in
production to about 600,000oz a year for at least a decade.
A detailed feasibility study into this project is now underway, and is expected to be completed by 2027.
Augusta transaction complete
AngloGold Ashanti has further consolidated the Beatty
District in Nevada and, on 23 October 2025, concluded the
acquisition of Augusta Gold Corp., strengthening its position in one of the most significant emerging gold districts in the
United States. This transaction enhances the Company’s
ability to develop the region under a unified regional plan.
Reaffirming guidance
Full-year 2025 guidance remains unchanged.
(1)The term “managed operations” refers to subsidiaries managed by
AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.
Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
(2)On 22 November 2024, the acquisition of Centamin plc (“Centamin”) was successfully completed. Centamin has been included from the effective date of the acquisition.
(3)Includes gold concentrate from the Cuiabá mine sold to third parties.
(4)The financial measures “headline earnings (loss)” and “headline earnings
(loss) per share” are not calculated in accordance with IFRS® Accounting
Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA),
at the request of the Johannesburg Stock Exchange Limited (JSE). These
measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange
Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.
(5)To enhance comparability with industry peers, AngloGold Ashanti has revised its definition of free cash flow*, which is a Non-GAAP financial measure. Pursuant to its revised definition, free cash flow* is calculated as operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests (i.e., dividends paid to non-controlling interests in Sukari (50%),
Siguiri (15%) and Cerro Vanguardia (7.5%)). Free cash flow* figures for prior periods (including Q3 2024 and YTD Sep 2024) have been adjusted to reflect this change in reporting.
(6)The average gold price received per ounce* for Q3 2024 and YTD Sep
2024 has been restated to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.
*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Cerro Vanguardia, Argentina

Q3 2025 EARNINGS RELEASE	4

2025 I GROUP PERFORMANCE

CONTINUED

FINANCIAL RESULTS	Quarter	Quarter		Nine months	Nine months
	ended	ended	%	ended	ended	%
	Sep	Sep	Variance	Sep	Sep	Variance
US Dollar million, except as otherwise noted	2025	2024		2025	2024
Average gold price received*(1)(2)(6) ($/oz)	3,490	2,486	40%	3,222	2,298	40%
Adjusted EBITDA* ($m)	1,556	746	109%	4,119	1,863	121%
Headline earnings(4) ($m)	672	236	185%	1,759	549	220%
Capital expenditure - Group(1)(2) ($m)	388	295	32%	1,105	846	31%
Net cash flow from operating activities ($m)	1,419	606	134%	3,162	1,278	147%
Free cash flow* ($m)	920	381	141%	1,858	653	185%
Adjusted net debt (cash)* ($m)	(450)	906	(150)%	(450)	906	(150)%

FINANCIAL HIGHLIGHTS
•Adjusted EBITDA* rose by 109% year-on-year to $1,556m in Q3 2025, compared to $746m in Q3 2024, supported by increased production volumes, effective cost management, and a higher average gold price received per ounce*
•Free cash flow* rose by 141% to $920m in Q3 2025, from $381m in Q3 2024
•Headline earnings(4) rose 185% year-on-year to $672m in Q3 2025, from $236m in Q3 2024; headline earnings(4) per share up 136% year-on-year to 132 US cents per share in Q3 2025, from 56 US cents per share in Q3 2024
•Total capital expenditure for the Group(1)(2), which included $59m at Sukari, increased 32% year-on-year to $388m in Q3
2025, from $295m in Q3 2024, including $281m in sustaining capital expenditure* and $107m in non-sustaining capital expenditure*, reflecting Sukari inclusion and reinvestment across the portfolio
•Adjusted net debt* moved into a cash position of $450m at 30 September 2025
•Dividend of 91 US cents/share declared for Q3 2025

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Q3 2025 EARNINGS RELEASE	5

2025 I GROUP PERFORMANCE

CONTINUED

OPERATING RESULTS	Quarter	Quarter		Nine months	Nine months
	ended	ended	%	ended	ended	%
	Sep	Sep	Variance	Sep	Sep	Variance
US Dollar million, except as otherwise noted	2025	2024		2025	2024
Gold production - Group(1)(2)(3) (koz)	768	657	17%	2,292	1,911	20%
Gold production - Managed operations(1)(2)(3)(koz)	682	586	16%	2,068	1,682	23%
Total cash costs* - Group(1)(2) ($/oz)	1,225	1,172	5%	1,224	1,163	5%
Total cash costs* - Managed operations(1)(2) ($/oz)	1,244	1,186	5%	1,233	1,195	3%
AISC* - Group(1)(2) ($/oz)	1,720	1,616	6%	1,676	1,598	5%
AISC* - Managed operations(1)(2) ($/oz)	1,766	1,665	6%	1,706	1,660	3%

OPERATIONAL HIGHLIGHTS
•TRIFR was 0.96 injuries per million hours worked in Q3 2025, well below industry benchmarks
•Gold production for the Group(1)(2)(3) increased by 17% year-on-year in Q3 2025, reaching 768,000oz compared to
657,000oz in Q3 2024
•Strong year-on-year gold production growth in Q3 2025 at Obuasi (+30%), Kibali (+21%), Geita (+6%) and Cuiabá (+6%)
•Sukari contributed 135,000oz for Q3 2025, firmly establishing its role as one of the top producers in the portfolio
•Obuasi delivered a strong 69,000oz in Q3 2025, a 30% year-on-year increase, as grade improved and production ramped up steadily
•Gold production from managed operations(1)(2)(3) rose 16% year-on-year to 682,000oz in Q3 2025, up from 586,000oz in
Q3 2024, supported by consistent delivery from Sukari, Obuasi, Geita, Cuiabá, Cerro Vanguardia and Iduapriem
•Australia’s production was lower year-on-year in Q3 2025, in line with internal expectations
•Total cash costs per ounce* for the Group(1)(2) increased 5% to $1,225/oz in Q3 2025, from $1,172/oz in Q3 2024; AISC per ounce* for the Group(1)(2) rose 6% to $1,720/oz in Q3 2025, from $1,616/oz in Q3 2024
•Total cash costs per ounce* from managed operations(1)(2) increased 5% year-on-year to $1,244/oz in Q3 2025, from
$1,186/oz in Q3 2024
•AISC per ounce* from managed operations(1)(2) rose 6% year-on-year to $1,766/oz in Q3 2025, from $1,665/oz in Q3
2024, reflecting sustaining capital expenditure* reinvestment, cost inflation, and higher gold royalty costs
•AngloGold Ashanti reaffirmed its full-year 2025 guidance, with gold production, cost and capital spending expected to remain within the guided ranges

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Q3 2025 EARNINGS RELEASE	6

GROUP I FINANCIAL AND OPERATING KEY STATISTICS

KEY STATISTICS		Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended
		Sep	Sep	Sep	Sep
US Dollar million, except as otherwise noted		2025	2024	2025	2024
Operating review
Gold
Produced - Group(1)(2)(3)	- oz (000)	768	657	2,292	1,911
Produced - Managed operations(1)(2)(3)	- oz (000)	682	586	2,068	1,682
Produced - Non-managed joint ventures(1)	- oz (000)	86	71	224	229

Sold - Group(1)(2)(3)	- oz (000)	764	667	2,302	1,954
Sold - Managed operations(1)(2)(3)	- oz (000)	680	590	2,083	1,724
Sold - Non-managed joint ventures(1)	- oz (000)	84	77	219	230

Financial review
Gold income	- $m	2,373	1,466	6,707	3,957
Cost of sales - Group(1)(2)	- $m	1,348	1,025	3,933	2,961
Cost of sales - Managed operations(1)(2)	- $m	1,225	921	3,597	2,683
Cost of sales - Non-managed joint ventures(1)	- $m	123	104	336	278
Total operating costs	- $m	894	720	2,669	2,096
Gross profit	- $m	1,192	541	3,228	1,290

Average gold price received per ounce* - Group(1)(2)(6)	- $/oz	3,490	2,486	3,222	2,298
Average gold price received per ounce* - Managed operations(1)(2)(6)	- $/oz	3,488	2,484	3,220	2,296
Average gold price received per ounce* - Non-managed joint ventures(1)(6)	- $/oz	3,502	2,502	3,240	2,313
All-in sustaining costs per ounce* - Group(1)(2)	- $/oz	1,720	1,616	1,676	1,598
All-in sustaining costs per ounce* - Managed operations(1)(2)	- $/oz	1,766	1,665	1,706	1,660
All-in sustaining costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,355	1,241	1,392	1,133
Total cash costs per ounce* - Group(1)(2)	- $/oz	1,225	1,172	1,224	1,163
Total cash costs per ounce* - Managed operations(1)(2)	- $/oz	1,244	1,186	1,233	1,195
Total cash costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,068	1,053	1,145	924

Profit before taxation	- $m	1,057	394	2,832	974
Adjusted EBITDA*	- $m	1,556	746	4,119	1,863
Total borrowings	- $m	2,301	2,303	2,301	2,303
Adjusted net debt (cash)*	- $m	(450)	906	(450)	906

Profit attributable to equity shareholders	- $m	669	223	1,781	534
	- US cents/share	132	53	350	127
Headline earnings(4)	- $m	672	236	1,759	549
	- US cents/share	132	56	346	130
Net cash inflow from operating activities	- $m	1,419	606	3,162	1,278
Free cash flow*(5)	- $m	920	381	1,858	653
Capital expenditure - Group(1)(2)	- $m	388	295	1,105	846
Capital expenditure - Managed operations(1)(2)	- $m	342	267	995	757
Capital expenditure - Non-managed joint ventures(1)	- $m	46	28	110	89

(1) The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

(2) On 22 November 2024, the acquisition of Centamin was successfully completed. Centamin has been included from the effective date of the acquisition.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

(5) To enhance comparability with industry peers, AngloGold Ashanti has revised its definition of free cash flow*, which is a Non-GAAP financial measure. Pursuant to its revised definition, free cash flow* is calculated as operating cash flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests (i.e., dividends paid to non-controlling interests in
Sukari (50%), Siguiri (15%) and Cerro Vanguardia (7.5%)). Free cash flow* figures for prior periods (including Q3 2024 and YTD Sep 2024) have been adjusted to reflect this change in reporting.

(6) The average gold price received per ounce* for Q3 2024 and YTD Sep 2024 has been restated to be based on the gold revenue from primary operating activities.
Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	7

GROUP I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW
Gold production
Group gold production for Q3 2025 totalled 768,000oz, a
17% increase from 657,000oz in Q3 2024. This strong year-
on-year growth was the result of another full-quarter
contribution from Sukari, combined with solid performances
across a number of operations.
In Q3 2025, the Group delivered notable year-on-year gold
production increases at several operations, including Obuasi
(+16koz), Kibali (+15koz), Geita (+7koz) and Cuiabá
(+4koz). The Group experienced lower production at Siguiri
(-32koz), impacted by a 42 day plant stoppage during which
the mine continued normal operations (the plant has
resumed operations in the meantime and gold production at
Siguiri is still expected to grow significantly during Q4 2025);
at Sunrise Dam (-21koz), mainly due to lower underground
mined tonnes and grade from a revised mine plan, together
with lower stope and equipment availability; and at Tropicana
(-14koz), mainly due to a higher proportion of lower grade
stockpile ore processed. Gold production at Cerro
Vanguardia (+1koz), Iduapriem (+1koz), and Serra Grande
(-1koz) remained largely unchanged year-on-year.
Obuasi delivered a particularly strong performance in Q3
2025, with a growing contribution from UHDF, higher
underground grades, improved plant recovery from a new
flash cell, and no low-grade low-recovery surface material
treated in Q3 2025 compared to Q3 2024. Tonnes treated
also increased, overcoming the ventilation and equipment
constraints experienced in Q3 2024.
Kibali’s gold production increased by 21% in Q3 2025,
benefiting from improved plant feed grades compared to Q3
2024, partly offset by lower tonnes treated due to a mill
shutdown and loader shortages.
Group gold production for year-to-date (“YTD”) Sep 2025
totalled 2,292,000oz, a 20% increase from 1,911,000oz in
YTD Sep 2024. This strong year-on-year growth was driven
by the addition of Sukari into the portfolio, and sustained
production improvements across several key assets.
Costs
Total cash costs per ounce* for the Group increased by 5%
year-on-year to $1,225/oz in Q3 2025, compared to $1,172/
oz in Q3 2024. The increase was primarily driven by an
estimated 5% rise in inflation, reflecting consumer price
index (“CPI”) movements in the jurisdictions where the
Group operates, and higher royalty costs linked to the
stronger average gold price received per ounce* during Q3
2025. These impacts were partially offset by a favourable
foreign currency exchange environment against the US
dollar, which resulted in a 2% cost benefit.
Managed operations recorded a 5% year-on-year increase in
total cash costs per ounce*, rising from $1,186/oz in Q3
2024 to $1,244/oz in Q3 2025. In addition to the impacts of
inflation mainly due to increases in labour and mining
contractor costs, and higher gold royalties, the increase
reflects lower gold production at Siguiri, Sunrise Dam and
Tropicana, as well as higher operating costs at Obuasi.
These pressures were partially offset by the addition of
Sukari to the portfolio, and stronger production performances at Obuasi, Geita and Cuiabá.
Total cash costs per ounce* at the Group’s non-managed
joint ventures marginally increased by 1% year-on-year to
$1,068/oz in Q3 2025, compared to $1,053/oz in Q3 2024.
The increase was primarily driven by higher royalties and
higher operating costs, partially offset by a stronger
production performance in Q3 2025.
All-in sustaining costs per ounce* (“AISC”) for the Group
increased by 6% year-on-year to $1,720/oz in Q3 2025,
compared to $1,616/oz in Q3 2024. At the managed
operations, AISC per ounce* increased by 6% to $1,766/oz
in Q3 2025, up from $1,665/oz in Q3 2024, reflecting higher
total cash costs per ounce* and increased sustaining capital expenditure*. AISC per ounce* at the non-managed joint
ventures increased by 9% to $1,355/oz in Q3 2025, from
$1,241/oz in Q3 2024, primarily due to year-on-year increase in sustaining capital expenditure* at Kibali.
Total cash costs per ounce* for the Group increased by 5%
year-on-year to $1,224/oz for YTD Sep 2025, compared to
$1,163/ oz in YTD Sep 2024. Consistent with the quarterly
trend, this increase was primarily driven by an estimated 4%
rise in inflation driven by higher labour and mining contractor costs, and higher royalty costs associated with the stronger average gold price received per ounce*. These impacts were
partially offset by a favourable cumulative foreign currency exchange rate against the US dollar, which resulted in a 3%
cost benefit.
Managed operations reported a 3% year-on-year increase in
total cash costs per ounce*, increased from $1,195/oz in
YTD Sep 2024 to $1,233/oz in YTD Sep 2025. This increase
was primarily driven by inflationary pressures mainly due to higher labour and mining contractor costs, and higher gold
royalty costs, including operational challenges at Iduapriem,
Sunrise Dam and Serra Grande. These impacts were
partially offset by the inclusion of Sukari into the portfolio and strong operational performances at Geita and Obuasi.
Total cash costs per ounce* at non-managed joint ventures
increased by 24% year-on-year to $1,145/oz for YTD Sep
2025, up from $924/oz in YTD Sep 2024, primarily due to
higher royalties, higher labour and mining contractor costs
and higher open-pit volume-related operating costs.
AISC per ounce* for the Group increased by 5% year-on-
year to $1,676/oz in YTD Sep 2025, from $1,598/oz in YTD
Sep 2024. For managed operations, AISC per ounce*
increased by 3% to $1,706/oz for YTD Sep 2025, up from
$1,660/oz in YTD Sep 2024, reflecting the impact of higher
total cash costs per ounce*, partially offset by the positive impact of Sukari’s inclusion in the portfolio. AISC per ounce*
at non-managed joint ventures increased by 23% to $1,392/
oz for YTD Sep 2025, compared to $1,133/oz for YTD Sep
2024, primarily due to a year-on-year increase in operating
costs.
Adjusted EBITDA*
Adjusted earnings before interest, tax, depreciation and
amortisation* (“Adjusted EBITDA*”) for Q3 2025 increased to
$1,556m, up from $746m in Q3 2024. This strong year-on-
year growth was underpinned by a favourable operating and
market environment, including a higher average gold price
received per ounce*, increased gold sales volumes, no
losses on non-hedge derivatives and other commodity
contracts, and higher equity earnings from associates and
non-managed joint ventures. These gains were partially
offset by higher total operating costs—driven by increased
royalty expenses, the first-time inclusion of Sukari, higher costs related to legacy tailings storage facilities (“TSFs”) and governmental fiscal claims, higher corporate costs, higher
legal fees and other provisions, and higher indirect taxes.

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REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW CONTINUED
Adjusted EBITDA* for YTD Sep 2025 increased to $4,119m,
compared to $1,863m in YTD Sep 2024. This strong year-
on-year growth was driven by a combination of favourable
operational and market conditions, including a higher
average gold price received per ounce*, increased gold
sales volumes, no losses on non-hedge derivatives and
other commodity contracts, favourable inventory
movements, lower legal fees, and higher equity earnings
from associates and non-managed joint ventures. These
positive factors were partially offset by higher total operating costs, reflecting increased royalty expenses, the initial
inclusion of Sukari, higher costs associated with legacy
TSFs and governmental fiscal claims, higher corporate
costs, higher restructuring costs and other provisions, higher costs relating to mining contractor rate adjustments, and
higher indirect taxes.
Earnings
Basic earnings (profit attributable to equity shareholders) for
Q3 2025 were $669m, or 132 US cents per share, compared
to $223m, or 53 US cents per share, in Q3 2024. The strong
year-on-year increase was largely driven by a higher
average gold price received per ounce*, increased gold
sales volumes, no losses on non-hedge derivatives and
other commodity contracts, higher finance income, lower
foreign exchange and fair value adjustments and higher
equity earnings from associates and non-managed joint
ventures. Q3 2025 also benefited from lower asset
derecognitions, lower care and maintenance costs and
higher profits on disposal of assets than Q3 2024.
These positive contributions were partially offset by higher total operating costs, including increased royalty expenses
and costs associated with the initial inclusion of Sukari,
along with higher asset amortisation, elevated costs related to legacy TSFs and governmental fiscal claims, higher
corporate and finance costs, higher legal fees and other
provisions, higher indirect taxes, an asset impairment in Q3
2025, and a higher tax charge.
Basic earnings (profit attributable to equity shareholders) for
YTD Sep 2025 were $1,781m, or 350 US cents per share,
compared to $534m, or 127 US cents per share, in YTD Sep
2024. This strong year-on-year growth was primarily driven
by a higher average gold price received per ounce*,
increased gold sales volumes, and no losses on non-hedge
derivatives and other commodity contracts. Additional
contributions came from favourable inventory movements,
lower legal fees, lower care and maintenance costs, higher
equity earnings from associates and non-managed joint
ventures, lower asset derecognitions and an impairment
reversal at Serra Grande which was not present in YTD Sep
2024.
These positive impacts were partially offset by higher total operating costs, including increased royalty expenses and
the first-time inclusion of Sukari, alongside higher
amortisation of assets, elevated costs related to legacy TSFs and governmental fiscal claims, higher costs relating to
mining contractor rate adjustments, higher corporate and
finance costs, higher foreign exchange and fair value
adjustments, higher indirect taxes, restructuring costs and
other provisions, lower finance income, and loss on disposal of the Doropo and ABC projects in Côte d’Ivoire, and a
higher tax charge.
Headline earnings‡ for Q3 2025 were $672m, or 132 US
cents per share, compared to $236m, or 56 US cents per
share in Q3 2024. The increase in headline earnings‡
reflects the same key drivers that supported the rise in basic earnings during Q3 2025. In addition, headline earnings‡
excludes impairment reversals/impairments, asset
derecognitions and losses (profits) on disposal of assets and taxes thereon.
Headline earnings‡ for YTD Sep 2025 were $1,759m, or 346
US cents per share, compared to $549m, or 130 US cents
per share, for YTD Sep 2024. The increase in headline
earnings‡ reflects the same key drivers that supported the
rise in basic earnings during YTD Sep 2025.
‡The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with
IFRS® Accounting Standards, but in accordance with the
Headline Earnings Circular 1/2023, issued by the South African
Institute of Chartered Accountants (SAICA), at the request of the
Johannesburg Stock Exchange Limited (JSE). These measures
are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures
for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
Cash flow
Net cash inflow from operating activities reached $1,419m in
Q3 2025, representing a 134% year-on-year increase from
$606m in Q3 2024. This strong performance was
underpinned by a higher average gold price received per
ounce*, increased gold sales volumes from managed
operations, and higher dividends received from joint
ventures. These gains were partially offset by higher total
operating costs and increased tax payments.
After accounting for capital expenditure, loan repayments
from Kibali, and dividends paid to non-controlling
shareholders, the Company generated a free cash inflow* of
$920m in Q3 2025, compared to $381m in Q3 2024.
Net cash inflow from operating activities was $3,162m for
YTD Sep 2025, a 147% increase year-on-year from $1,278m
for YTD Sep 2024. This strong performance was primarily
driven by a higher average gold price received per ounce*,
increased gold sales volumes from managed operations,
and higher dividends received from joint ventures. These
benefits were partially offset by higher total operating costs and increased tax payments.
After accounting for capital expenditure, loan repayments
from Kibali, dividends paid to non-controlling shareholders, and landholder duties of $37m paid in May 2025 in respect
of the corporate restructuring, the Company generated a free cash inflow* of $1,858m in YTD Sep 2025, compared to
$653m in YTD Sep 2024.
To enhance comparability with industry peers, AngloGold
Ashanti revised its definition of free cash flow*, which is a
Non-GAAP financial measure. Pursuant to its revised
definition, free cash flow* is calculated as operating cash
flow less capital expenditure. Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-
controlling interests (i.e., dividends paid to non-controlling interests in Sukari (50%), Siguiri (15%) and Cerro
Vanguardia (7.5%)). Free cash flow* figures for prior periods
(including Q3 2024 and YTD Sep 2024) have been adjusted
to reflect this change in reporting.
The dividend policy targets a 50% payout of annual free
cash flow*, subject to maintaining an Adjusted net debt* to
Adjusted EBITDA* ratio of 1.0 times. The dividend policy

Q3 2025 EARNINGS RELEASE	9

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW CONTINUED
also introduced a base dividend of $0.50 per share per
annum, payable in quarterly instalments of $0.125 per share.
The interim dividend for Q3 2025, is 91 US cents per share.
During Q3 2025, AngloGold Ashanti received $37m in
dividends from the Kibali joint venture, compared to $49m in loan repayments and $8m in dividends in Q3 2024. The
Company’s attributable share of outstanding cash balances
awaiting repatriation from the Democratic Republic of the
Congo (“DRC”) was $119m at 30 September 2025, up from
$25m at 30 June 2025.
Free cash flow* during Q3 2025 was impacted by ongoing
movements in value-added tax (“VAT”) recoveries at Geita
and Kibali, as well as foreign exchange controls and export
duty-related restrictions at Cerro Vanguardia (“CVSA”):
•In Tanzania, the net overdue recoverable VAT input credit
balance (after discounting provisions) increased by $17m
during Q3 2025 to $186m at 30 September 2025, up
from $169m at 30 June 2025. This increase reflects
foreign exchange gains of $14m, new claims submitted
during the period of $22m, and a decrease in the
discounting provision of $12m, partially offset by the
application of $31m in verified VAT claims against
corporate tax liabilities. AngloGold Ashanti expects to
continue offsetting eligible VAT claims against corporate
taxes as part of its recovery strategy.
•In the DRC, the Company’s attributable share of the net
recoverable VAT balance (including fuel duties and after
discounting provisions) increased by $14m during
Q3 2025 to $90m at 30 September 2025, up from $76m
at 30 June 2025. This increase was driven by $7m in
new claims submitted and $12m in revaluation
adjustments, partially offset by $5m increase in the
discounting provision.
•In Argentina, CVSA’s cash balance decreased by $62m#
during Q3 2025 to $109m# at 30 September 2025 from
$171m# at 30 June 2025. The cash remains available for
CVSA’s operational and exploration requirements.
During Q2, 2025, CVSA approved its 2024 local financial
statements and declared dividends attributable to the
2024 financial year to AngloGold Ashanti’s offshore
($251m#) and onshore ($28m#) investment holding
companies. During Q3 2025, CVSA paid offshore
dividends of $140m to AngloGold Ashanti by utilising a
currency swap mechanism to secure the required US
dollars. CVSA expects to continue with monthly dividend
payments, subject to cash availability, in order to satisfy
the remaining amount of declared dividends.
#US dollar equivalent and at prevailing exchange rates.
Geita, Tanzania

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GROUP I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW CONTINUED

FREE CASH FLOW*	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
US Dollar million, except as otherwise noted	2025	2024	2025	2024
Net cash flow from operating activities (1)	1,419	606	3,162	1,278
Repayment of loans advanced to joint ventures	—	49	77	139
Dividends paid to non-controlling interests	(157)	(7)	(386)	(7)
Operating cash flow	1,262	648	2,853	1,410
Capital expenditure on tangible and intangible assets	(342)	(267)	(995)	(757)
Free cash flow*	920	381	1,858	653

(1) Includes landholder duties of $37m paid in May 2025.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
Balance sheet and liquidity
During Q3 2025, Adjusted net debt* moved into a cash
position, despite the payment of $562m in dividends during
Q3 2025. Adjusted net cash* at 30 September 2025 was
$450m, compared to Adjusted net debt* of $906m at 30
September 2024.
At 30 September 2025, the balance sheet remained robust,
supported by significant available liquidity. This included the undrawn $1.4bn multi-currency revolving credit facility
(“RCF”). AngloGold Ashanti held approximately $2.5bn in
cash and cash equivalents (net of bank overdraft) at 30
September 2025, bringing Group liquidity to approximately
$3.9bn at 30 September 2025.
Capital expenditure
During Q3 2025, sustaining capital expenditure* of the
Group increased by 24% year-on-year to $281m, compared
to $227m in Q3 2024. Sustaining capital expenditure* at
managed operations rose by 20% year-on-year to $255m in
Q3 2025, up from $212m in Q3 2024. This increase was
primarily driven by the inclusion of Sukari’s sustaining capital expenditure* of $32m in the portfolio and a $12m increase at
Sunrise Dam mainly due to the concentrated leach project.
At non-managed joint ventures, sustaining capital
expenditure* increased by 73% year-on-year to $26m in Q3
2025, from $15m in Q3 2024, mainly reflecting higher
expenditure on underground equipment and increased
Mineral Reserve development costs at Kibali, aligned with
increased underground development metres.
Non-sustaining capital expenditure* for the Group was
$107m in Q3 2025, a 57% increase year-on-year from $68m
in Q3 2024. At managed operations, non-sustaining capital
expenditure* rose by 58% year-on-year to $87m, from $55m
in Q3 2024, largely due to the addition of Sukari’s non-
sustaining capital expenditure* of $27m to the portfolio, a
$11m increase in the Havana growth capital expenditure at
Tropicana and investment in growth at Cuiabá to ramp up
production. This increase was partially offset by reduced
growth capital expenditure at Obuasi, following the
completion of Phase 3 of the Obuasi redevelopment project
in Q4 2024. Non-managed joint ventures recorded a 54%
year-on-year increase in non-sustaining capital expenditure*
to $20m in Q3 2025, from $13m in Q3 2024, mainly driven
by higher expenditure at Kibali on waste stripping for the
Pamao deposition project, as well as expenditure on
buttressing the TSF.
During YTD Sep 2025, sustaining capital expenditure* of the
Group increased by 22% year-on-year to $791m, compared
to $647m in YTD Sep 2024. Sustaining capital expenditure*
at managed operations rose by 24% year-on-year to $741m
in YTD Sep 2025, up from $598m in YTD Sep 2024. This
increase was primarily driven by the inclusion of Sukari’s
sustaining capital expenditure* of $101m in the portfolio, a
$38m increase at Geita reflecting the acquisition of a new
mining fleet and increased investment in Mineral Reserve
development, and a $20m increase at Sunrise Dam mainly
due to the concentrated leach project. This increase was
partially offset by lower expenditure at Siguiri following
elevated activity in Sep YTD 2024 related to waste mining,
TSF life extension and recovery work on a carbon-in-leach
(“CIL”) tank failure, and reduced expenditure at Iduapriem
mainly due to lower stripping costs. At non-managed joint
ventures, sustaining capital expenditure* at Kibali increased marginally by 2% year-on-year to $50m in YTD Sep 2025,
from $49m in YTD Sep 2024.
Non-sustaining capital expenditure* for the Group was
$314m in YTD Sep 2025, a 58% increase year-on-year from
$199m in YTD Sep 2024. At managed operations, non-
sustaining capital expenditure* rose by 60% year-on-year to
$254m, from $159m in YTD Sep 2024, primarily driven by
the addition of Sukari’s non-sustaining capital expenditure*
of $83m to the portfolio, investment in growth at Cuiabá to
ramp up production and increased expenditure on the
Beposo TSF at Iduapriem. These increases were partially
offset by lower non-sustaining capital expenditure* at Obuasi following the successful completion of Phase 3 of the Obuasi redevelopment project in Q4 2024. Non-managed joint
ventures recorded a 50% year-on-year increase in non-
sustaining capital expenditure* to $60m in YTD Sep 2025,
from $40m in YTD Sep 2024. The increase was primarily
driven by higher investment at Kibali, including waste
stripping for the Pamao deposition project and continued
progress on buttressing the TSF.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Q3 2025 EARNINGS RELEASE	11

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW
Regional view
Africa region
In the Africa region, managed operations (including Sukari)
produced 428,000oz at a total cash cost* of $1,154/oz in Q3
2025, compared to 301,000oz at a total cash cost* of
$1,179/oz in Q3 2024. In the Africa region, non-managed
joint ventures produced (on an attributable basis) 86,000oz
at a total cash cost* of $1,068/oz in Q3 2025, compared to
71,000oz at a total cash cost* of $1,053/oz in Q3 2024.
Managed operations (including Sukari) produced
1,307,000oz at a total cash cost* of $1,144/oz in YTD Sep
2025, compared to 894,000oz at a total cash cost* of
$1,206/oz in YTD Sep 2024.
In the Africa region, non-managed joint ventures produced
(on an attributable basis) 224,000oz at a total cash cost* of
$1,145/oz in YTD Sep 2025, compared to 229,000oz at a
total cash cost* of $924/oz in YTD Sep 2024.
In Ghana, at Iduapriem, gold production was 60,000oz at a
total cash cost* of $1,321/oz for Q3 2025, compared to
59,000oz at a total cash cost* of $1,191/oz during Q3 2024.
Gold production marginally increased by 2% year-on-year in
Q3 2025 compared to Q3 2024, due primarily to increased
tonnes treated, with reduced engineering downtime leading
to higher effective plant operating hours. The supply of
higher grade ore from Block 7/8 Cut 1 also contributed to
improved production. Total cash costs per ounce* increased
by 11% year-on-year in Q3 2025 compared to Q3 2024,
largely reflecting increases in production taxes, royalties
linked to a higher gold price, and an increase in
maintenance-related expenditures, partially offset by a lower drawdown of metal inventories compared to Q3 2024.
Gold production was 149,000oz at a total cash cost* of
$1,480/oz for YTD Sep 2025, compared to 187,000oz at a
total cash cost* of $1,021/oz during YTD Sep 2024. Gold
production decreased by 20% year-on-year in YTD Sep
2025 compared to YTD Sep 2024, mainly due to an
unplanned seventeen-day plant shutdown in Q1 2025 to
investigate and repair a tear in the lining of the Beposo TSF, as well as a reduction in overall grade resulting from the
depletion of the higher-grade Cut 2B pit in 2024 and
increased operational downtime due to power supply
interruptions. Total cash costs per ounce* increased by 45%
year-on-year in YTD Sep 2025 compared to YTD Sep 2024,
mainly driven by lower production - including an estimated
shortfall of approximately 12,000oz due to the plant
stoppage in Q1 2025 - and the processing of lower-grade
ore. Additionally, operating costs increased due to higher
expenditure on mining contractors, consultants and
maintenance costs.
Iduapriem, Ghana

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QUARTER IN REVIEW CONTINUED
At Obuasi, gold production was 69,000oz at a total cash
cost* of $1,331/oz for Q3 2025, compared to 53,000oz at a
total cash cost* of $1,153/oz during Q3 2024. Gold
production increased by 30% year-on-year in Q3 2025
compared to Q3 2024, mainly due to a growing contribution
from UHDF delivering improved underground ore tonnes and
grades to the plant, with Q3 2024 impacted by ventilation
constraints and low equipment availability. Plant recoveries improved by 2% year-on-year, supported by the installation
of a second flash cell and processing of higher-grade
material. Total cash costs per ounce* increased by 15%
year-on-year in Q3 2025 compared to Q3 2024, mainly due
to higher operating costs associated with year-on-year
increases in labour costs related to bonuses and once-off
payment to bargaining unit employees, increases in mining
contractor costs related to mining volume and updated rates, and elevated consultant and maintenance expenditure.
Gold production was 194,000oz at a total cash cost* of
$1,306/oz for YTD Sep 2025, compared to 161,000oz at a
total cash cost* of $1,231/oz during YTD Sep 2024. Gold
production increased by 20% year-on-year in YTD Sep 2025
compared to YTD Sep 2024. This strong performance was
primarily due to UHDF delivering improved underground
mine health, and no Kokoteasua tailings processed during
YTD Sep 2025 — whereas surface sources accounted for
13% of the feed in YTD Sep 2024. Total underground tonnes
milled increased by 16% year-on-year to 976kt and the
average head grade improved significantly by 17%, rising to
7.09g/t in YTD Sep 2025 from 6.05g/t in YTD Sep 2024.
Total cash costs per ounce* increased by 6% year-on-year in
YTD Sep 2025 compared to YTD Sep 2024, mainly due to
higher labour costs associated with increases in labour
complement, once-off payment to bargaining unit
employees, bonuses linked to stronger production
performance, contractor costs associated with increased
tonnes mined and updated rates, along with elevated
consultant and maintenance costs.
In Guinea, at Siguiri, gold production was 39,000oz at a
total cash cost* of $2,331/oz for Q3 2025, compared to
71,000oz at a total cash cost* of $1,500/oz in Q3 2024. Gold production decreased by 45% year-on-year in Q3 2025
compared to Q3 2024, mainly due to the suspension of
processing at the plant during Q3 2025 to address seepage
on a section of the south wall of the TSF following rainfall of more than 110mm in a single day during the wet season.
Processing resumed at the plant at the end of Q3 2025,
while a project to buttress the perimeter of the TSF
continues to make good progress. Mining had continued
throughout the suspension and the Company expects to be
able to process the mined ore in the next few months. Gold
production is still expected to increase year-on-year by
approximately 8% during 2025 compared to 2024.
Total cash costs per ounce* increased by 55% year-on-year
in Q3 2025 compared to Q3 2024, mainly due to lower
production as a result of the plant stoppage, and volume-
related increases in mining costs, partially offset by a build-
up in metal inventories.
Gold production was 204,000oz at a total cash cost* of
$1,735/oz for YTD Sep 2025, compared to 199,000oz at a
total cash cost* of $1,687/oz in YTD Sep 2024. Gold
production increased by 3% in YTD Sep 2025 compared to
YTD Sep 2024, mainly due to a 7% improvement in
recovery, achieved by excluding deleterious Bidini ore from
the blend and optimising carbon management. This increase
was partly offset by a 5% decrease in tonnes treated, due to the plant stoppage in Q3 2025 to address TSF concerns.
Total cash costs per ounce* increased by 3% year-on-year in
YTD Sep 2025 compared to YTD Sep 2024, largely
reflecting an increase in gold royalty expenses associated
with the higher gold price, partially offset by the higher
production base year-on-year, and a build-up of metal
inventories.
Obuasi, Ghana

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QUARTER IN REVIEW CONTINUED
In Tanzania, at Geita, gold production was 125,000oz at a
total cash cost* of $1,010/oz for Q3 2025, compared to
118,000oz at a total cash cost* of $995/oz in Q3 2024. Gold
production increased by 6% year-on-year in Q3 2025
compared to Q3 2024, mainly due to a 10% higher
recovered grade resulting from improved mined grade from
Nyamulilima, partly offset by reduced underground mined
grade due to low availability of high grade stopes and a 4%
decline in ore tonnes treated resulting from a planned mill
shutdown. Total cash costs per ounce* marginally increased
by 2% year-on-year in Q3 2025 compared to Q3 2024,
mainly due to the year-on-year increase in production, and
metal inventory build-up. This benefit was partly offset by
higher gold refining and royalty charges associated with the stronger gold price, along with increased backfilling,
maintenance and stores costs.
Gold production was 379,000oz at a total cash cost* of $993/
oz for YTD Sep 2025, compared to 347,000oz at a total cash
cost* of $1,020/oz in YTD Sep 2024. Gold production
increased by 9% year-on-year in YTD Sep 2025 compared
to YTD Sep 2024, mainly due to improved recovered grades,
supported by a 10% uplift in the mine call factor, partially offset by a 6% decline in ore tonnes treated, due to lower
plant throughput rates and mill utilisation. Total cash costs per ounce* decreased by 3% year-on-year in YTD Sep 2025
compared to YTD Sep 2024, mainly reflecting the benefit of
increased production volumes and a build-up of metal
inventories. This decrease was partly offset by higher direct operating costs, including higher labour associated with
benefit adjustments and production bonuses, higher
contractor and consultant expenditure, higher stores costs,
and additional maintenance expenditure on the plant and
mining fleet.
In Egypt, at Sukari, a third consecutive quarterly production increase was delivered, with gold production for Q3 2025 of
135,000oz (Q3 2024 132,000oz) at a total cash cost* of
$793/oz. Sukari was acquired by the Company on
22 November 2024. Float feed tonnes increased in Q3 2025
by 48kt, driven by higher plant throughput rates and
increased mill availability, partly offset by a decline in heap leach production.
The mine performed in line with plan with gold production for
YTD Sep 2025 of 381,000oz (YTD Sep 2024 356,000oz) at
a total cash cost* of $765/oz. Gold production increased by
7% year-on-year in YTD Sep 2025 compared to YTD Sep
2024 mainly due to significantly higher mill grades, driven by higher mined grades from both open pit and underground.
In the DRC, at Kibali, gold production (on an attributable
basis) was 86,000oz at a total cash cost* of $1,068/oz for Q3
2025, compared to 71,000oz at a total cash cost* of $1,053/
oz in Q3 2024. Gold production increased by 21% year-on-
year in Q3 2025 compared to Q3 2024, mainly due to a
greater proportion of higher grade ore fed from stockpiles.
Tonnes treated in Q3 2025 were 3% below Q3 2024 mainly
due to a shutdown overrun on Mill 1 and 2, as well as a
shortfall in underground tonnes due to loader availability
issues. Total cash costs per ounce* marginally increased by
1% year-on-year in Q3 2025 compared to Q3 2024, mainly
due to higher operating costs associated with volume-related open-pit mining costs and higher gold royalties, partially
offset by higher gold production.
Gold production (on an attributable basis) was 224,000oz at
a total cash cost* of $1,145/oz for YTD Sep 2025, compared
to 229,000oz at a total cash cost* of $924/oz in YTD Sep
2024. Gold production marginally decreased by 2% year-on-
year in YTD Sep 2025 compared to YTD Sep 2024, mainly
due to operational challenges resulting in reduced
underground ore available for treatment. Total cash costs per ounce* increased by 24% year-on-year in YTD Sep 2025
compared to YTD Sep 2024, mainly due to lower production
and higher operating costs from volume-related increases in
open-pit mining costs, and higher royalties driven by a
stronger gold price.
Geita, Tanzania

Q3 2025 EARNINGS RELEASE	14

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Australia region
In the Australia region, gold production (on an attributable basis) was 125,000oz at a total cash cost* of $1,638/oz in
Q3 2025, compared to 160,000oz at a total cash cost* of
$1,245/oz in Q3 2024. The region’s performance was
broadly in line with expectations.
Gold production (on an attributable basis) was 386,000oz at
a total cash cost* of $1,564/oz in YTD Sep 2025, compared
to 406,000oz at a total cash cost* of $1,335/oz in YTD Sep
2024.
At Sunrise Dam, gold production was 52,000oz at a total
cash cost* of $1,844/oz for Q3 2025, compared to 73,000oz
at a total cash cost* of $1,132/oz in Q3 2024. Gold
production decreased by 29% year-on-year in Q3 2025
compared to Q3 2024, mainly due to lower underground
tonnes mined and grade, which was impacted by lower
loader and stope availability, partially offset by improved
recoveries driven by increased circuit residence time and
reduced solution losses. Total cash costs per ounce*
increased by 63% year-on-year in Q3 2025 compared to Q3
2024, largely reflecting the impact of lower production, a
drawdown of metal inventories and volume-related increases
in open-pit mining costs.
Gold production was 174,000oz at a total cash cost* of
$1,646/oz for YTD Sep 2025, compared to 193,000oz at a
total cash cost* of $1,321/oz in YTD Sep 2024. Gold
production decreased by 10% year-on-year in YTD Sep
2025 compared to YTD Sep 2024, mainly due to reduced
underground mined tonnes and grade resulting from lower
loader and stope availability, partially offset by an
improvement in plant recoveries. Total cash costs per ounce*
increased by 25% year-on-year in YTD Sep 2025 compared
to YTD Sep 2024, mainly due to the lower production base,
gold-in-process inventory movements linked to timing of gold pours, and additional crushing, reagents and maintenance
expenditure incurred at the plant.
At Tropicana, gold production (on an attributable basis) was
73,000oz at a total cash cost* of $1,364/oz in Q3 2025,
compared to 87,000oz at a total cash cost* of $1,243/oz in
Q3 2024. Gold production decreased by 16% year-on-year
in Q3 2025 compared to Q3 2024, mainly due to a greater
proportion of the lower-grade stockpile ore processed,
partially offset by higher open-pit grade. Total cash costs per ounce* increased by 10% year-on-year in Q3 2025
compared to Q3 2024, mainly driven by the lower production
base, inflationary pressures driven primarily by increases in mining contractor costs, and higher gold royalties.
Gold production (on an attributable basis) was 212,000oz at
a total cash cost* of $1,372/oz in YTD Sep 2025, compared
to 213,000oz at a total cash cost* of $1,230/oz in YTD Sep
2024. Gold production largely remained in line year-on-year
for YTD Sep 2025 compared to YTD Sep 2024, with lower
recovered grade, primarily driven by a greater proportion of lower-grade stockpile ore processed, partially offset by an
increase in tonnes treated. Total cash costs per ounce*
increased by 12% year-on-year for YTD Sep 2025 compared
to YTD Sep 2024, primarily driven by volume-related
increases in underground costs, increase in maintenance
expenditure, elevated gold royalties, and a lower level of
open-pit capitalisation compared to YTD Sep 2024.
Sunrise Dam, Australia

Q3 2025 EARNINGS RELEASE	15

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Americas region

United States of America
Arthur Gold (b)(c)
North Bullfrog
Mother Lode
Sterling (d)
Denver (head office)
Colombia
La Colosa
Quebradona
Brazil
Serra Grande
AGA Mineração
Argentina
Cerro Vanguardia (92.5%)

(b) Includes the Silicon and Merlin deposits
(c) Previously known as the Expanded Silicon project
(d) Sterling includes the Crown Block

Legend *Operations* *Projects* *Exploration* *Office*

In the Americas region, gold production was 129,000oz at
a total cash cost* of $1,192/oz in Q3 2025, compared to
125,000oz at a total cash cost* of $1,127/oz in Q3 2024.
Gold production was 375,000oz at a total cash cost* of
$1,201/oz in YTD Sep 2025, compared to 382,000oz at a
total cash cost* of $1,024/oz in YTD Sep 2024.
In Brazil, at Cuiabá (AGA Mineração), gold production was
71,000oz at a total cash cost* of $983/oz for Q3 2025,
compared to 67,000oz at a total cash cost* of $896/oz in Q3
2024. Following the successful restart of the Queiroz plant in
September 2024, gold production is now recorded upon
refining and pouring at the plant, rather than at the shipment of gold concentrate. Gold production increased by 6% year-
on-year in Q3 2025 compared to Q3 2024, mainly due to
higher ore tonnes mined, partially offset by a decrease in
plant recoveries related to the shift to bar production. Total cash costs per ounce* increased by 10% year-on-year for
Q3 2025 compared to Q3 2024, mainly due to the restart of
the Queiroz plant, which had previously been under care and
maintenance. This increase was partially offset by higher
gold production and increased by-product revenue.
Gold production was 196,000oz at a total cash cost* of $944/
oz for YTD Sep 2025, compared to 196,000oz at a total cash
cost* of $883/oz in YTD Sep 2024. Gold production
remained unchanged year-on-year in YTD Sep 2025
compared to YTD Sep 2024, with an improvement in ore
head grade and plant throughput offset by a 4% decline in
plant recoveries.
Total cash costs per ounce* increased by 7% year-on-year
for YTD Sep 2025 compared to YTD Sep 2024, mainly
reflecting higher operating costs associated with the
successful restart of the Queiroz plant. This increase was
partially mitigated by increased by-product revenue and a
weaker Brazilian real relative to the US dollar.
At Serra Grande, gold production was 15,000oz at a total
cash cost* of $2,253/oz for Q3 2025, compared to 16,000oz
at a total cash cost* of $1,801/oz in Q3 2024. Gold
production decreased by 6% year-on-year in Q3 2025
compared to Q3 2024, mainly due to lower tonnes treated as
a result of no open-pit mining in Q3 2025. Total cash costs
per ounce* increased by 25% year-on-year in Q3 2025
compared to Q3 2024, mainly driven by lower production
and higher operating costs. The team continues to focus on
enhancing operational efficiency to support improved cost
performance.
Gold production was 42,000oz at a total cash cost* of
$2,184/oz for YTD Sep 2025, compared to 57,000oz at a
total cash cost* of $1,439/oz in YTD Sep 2024. Gold
production decreased by 26% year-on-year in YTD Sep
2025 compared to YTD Sep 2024, mainly due to lower
recovered grades and reduced ore volumes treated,
impacted by a reduction in stope recovery resulting from
operational and geotechnical constraints. Total cash costs
per ounce* increased by 52% year-on-year for YTD Sep
2025 compared to YTD Sep 2024, largely reflecting the
impact of lower production. This increase was partially offset by the weakening of the Brazilian real against the US dollar, which helped mitigate some cost pressures.
The proposed sale of Serra Grande is expected to be
completed during Q4 2025.
In Argentina, at Cerro Vanguardia, gold production was
43,000oz at a total cash cost* of $1,139/oz during Q3 2025,
compared to 42,000oz at a total cash cost* of $1,224/oz in
Q3 2024. Gold production marginally increased by 2% year-
on-year in Q3 2025 compared to Q3 2024, mainly driven by
an increase in tonnes treated, with higher tonnes placed on
the heap leach pad, partially offset by a decrease in
recovered grade. Total cash costs per ounce* decreased by
7% year-on-year in Q3 2025 compared to Q3 2024, mainly
due to a year-on-year increase in by-product revenue driven
by higher volumes sold and a stronger silver price, partially offset by higher gold royalties resulting from a higher gold price.
Gold production was 137,000oz at a total cash cost* of
$1,253/oz during YTD Sep 2025, compared to 129,000oz at
a total cash cost* of $1,044/oz in YTD Sep 2024. Gold
production increased by 6% year-on-year in YTD Sep 2025
compared to YTD Sep 2024, mainly due to higher recovered
grades and an increase in ore tonnes treated, supporting
stronger operational performance. Total cash costs per
ounce* increased by 20% year-on-year in YTD Sep 2025
compared to YTD Sep 2024, primarily due to higher in-
country inflation  and higher royalty costs associated with the increased gold price. These increases were partially offset
by a weaker Argentinean peso against the US dollar, higher
by-product revenue and higher gold production, which
helped mitigate overall cost increases.

Q3 2025 EARNINGS RELEASE	16

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Corporate update
Issued share capital
As at 10 November 2025, the total issued ordinary share
capital of the Company consisted of 504,887,435 ordinary
shares of $1.00 each. Each AngloGold Ashanti ordinary
share carries one voting right. The Company does not hold
any of its ordinary shares in treasury.
This figure may be used by AngloGold Ashanti shareholders
to determine whether they are required to notify their
interest, or a change to their interest, in the Company under its Articles of Association or to comply with any other
applicable laws and regulations.
Proposed sale of the Serra Grande mine
On 2 June 2025, the Company announced that it had agreed
to sell Mineração Serra Grande S.A., which owns the
Company’s Serra Grande mine (“MSG”) in the state of
Goiás, Brazil, to Aura Minerals Inc. for the following
consideration:
•A cash consideration of $76m on closing subject to
certain working capital adjustments at the closing date;
and
•Deferred consideration payments equivalent to a 3% net
smelter returns participation over the current Mineral
Resource of MSG inclusive of the Mineral Reserve,
payable quarterly in cash.
The proposed sale, which is expected to close by the end of
2025, is subject to the fulfilment of certain customary closing conditions.
Acquisition of Augusta Gold Corp.
On 23 October 2025, AngloGold Ashanti completed its
acquisition of Augusta Gold Corp. (“Augusta Gold”). The
transaction had previously been approved by the Augusta
Gold shareholders at a special meeting held on 20 October
2025. Following completion of the acquisition, the Augusta
Gold shares were delisted from the Toronto Stock Exchange
(TSX) and ceased to be quoted on the OTCQB.
Quebradona
On 20 June 2025, the Colombian Ministry of Environment
and Sustainable Development issued Resolution No. 855 of
2025, declaring a temporary renewable natural resources
reserve zone over multiple municipalities in the southwest of the Department of Antioquia, including the area in which the
Quebradona project is located.
Resolution No. 855 restricts mining activities for three years
(extendable for a further two years) while authorities conduct technical studies regarding the conservation value of the
area and subsequently determine whether to convert the
area to a permanent protected area or to withdraw the
temporary designation. No new environmental permits or
environmental licences may be issued as long as Resolution
No. 855 is in force.
On 17 October 2025, the Company submitted a conciliation
request which is a mandatory prerequisite for filing a lawsuit seeking the annulment of Resolution No. 855 by the
administrative courts.
Change to Board of Directors
Effective 27 October 2025, Mr. Marcus Randolph joined
AngloGold Ashanti’s board of directors as an independent
non-executive director. Mr. Randolph serves as a member of
the Compensation and Human Resources Committee and
the Social, Ethics and Sustainability Committee.
Exploration update
For detailed disclosure on the exploration work done for the three months ended 30 September 2025, see the
Exploration Update document on the Company’s website at
www.anglogoldashanti.com on both brownfield and
greenfield exploration programmes.
Serra Grande, Brazil

Q3 2025 EARNINGS RELEASE	17

GROUP I FINANCIAL RESULTS

REVISION NOTE
Revision to selected line items in prior period consolidated statements of financial position
The Company’s management has identified prior period errors relating to the classification of deferred and current taxation assets and liabilities in the Company’s consolidated statements of financial position as at 31 December 2023, as at 30 September 2024 and as at 31 December 2024. Selected line items for those consolidated statements of financial position have been revised to correct those errors, as presented in the tables that follow. Management has determined that these errors are not material.

	As at 31 December 2024
US Dollar million	Previously Reported	Adjustments Unaudited	Revised Unaudited
ASSETS

Non-current assets
Deferred taxation	12	73	85

Total assets	13,157	73	13,230

EQUITY AND LIABILITIES

Non-current liabilities
Deferred taxation	519	(17)	502

Current liabilities
Taxation	187	90	277

Total liabilities	4,644	73	4,717

	As at 30 September 2024
US Dollar million	Previously Reported	Adjustments Unaudited	Revised Unaudited
ASSETS

Non-current assets
Deferred taxation	14	59	73

Total assets	8,801	59	8,860

EQUITY AND LIABILITIES

Non-current liabilities
Deferred taxation	464	(27)	437

Current liabilities
Taxation	171	86	257

Total liabilities	4,629	59	4,688

	As at 31 December 2023
US Dollar million	Previously Reported	Adjustments Unaudited	Revised Unaudited
ASSETS

Non-current assets
Deferred taxation	50	82	132

Total assets	8,175	82	8,257

EQUITY AND LIABILITIES

Current liabilities
Taxation	64	82	146

Total liabilities	4,435	82	4,517
The revised amounts shown herein are preliminary, unaudited and have not been reviewed by PricewaterhouseCoopers Inc., the Company’s independent registered public accounting firm, and may be subject to change as the Company and
PricewaterhouseCoopers Inc. complete their procedures.
Controls and procedures
Management is also in the process of evaluating the nature and magnitude of the deficiency or deficiencies in the Company’s internal control over financial reporting (“ICFR”) that led to these errors. The evaluation and remedial steps with regard to the relevant deficiency or deficiencies will be considered as part of management’s assessment of the effectiveness of ICFR as of
31 December 2025 as will be disclosed in the Company’s annual report on Form 20-F for the financial year ending
31 December 2025.

Q3 2025 EARNINGS RELEASE	18

GROUP I FINANCIAL RESULTS

INCOME STATEMENT

GROUP INCOME STATEMENT	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Revenue from product sales	2,417	1,491	6,825	4,043
Cost of sales	(1,225)	(921)	(3,597)	(2,683)
(Loss) gain on non-hedge derivatives and other commodity contracts	—	(29)	—	(70)
Gross profit	1,192	541	3,228	1,290
Corporate administration, marketing and related expenses	(32)	(20)	(93)	(86)
Exploration and evaluation costs	(72)	(72)	(177)	(177)
(Impairment) reversal of impairment, (derecognition of assets) and profit (loss) on disposal (1)	(3)	(13)	22	(14)
Other expenses	(62)	(46)	(186)	(118)
Finance income	43	33	114	122
Foreign exchange and fair value adjustments	(12)	(21)	(57)	(46)
Finance costs and unwinding of obligations	(81)	(42)	(166)	(126)
Share of associates and joint ventures’ profit	84	34	147	129
Profit before taxation	1,057	394	2,832	974
Taxation	(242)	(160)	(669)	(419)
Profit for the period	815	234	2,163	555

Attributable to:
Equity shareholders	669	223	1,781	534
Non-controlling interests	146	11	382	21
	815	234	2,163	555

Basic earnings per ordinary share (US cents) (2)	132	53	350	127
Diluted earnings per ordinary share (US cents) (3)	131	53	350	127

(1) (Impairment) reversal of impairment, (derecognition of assets) and profit (loss) on disposal line item for the nine months ended 30 September 2025 includes a reversal of impairment for Mineração Serra Grande mine (MSG) of $74m (gross of taxation), partially offset by a loss on disposal of $47m relating to the sale of the
Doropo and Archean-Birimian Contact (ABC) projects.

(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Q3 2025 EARNINGS RELEASE	19

GROUP I FINANCIAL RESULTS

STATEMENT OF FINANCIAL POSITION

GROUP STATEMENT OF FINANCIAL POSITION	As at	As at	As at
	Sep	Sep	Dec
	2025	2024	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited Revised	Unaudited Revised

ASSETS
Non-current assets
Tangible assets	8,456	4,724	8,512
Right of use assets	156	143	123
Intangible assets	105	109	98
Investments in associates and joint ventures	664	689	530
Other investments	13	48	54
Loan receivable	141	289	203
Inventories	170	20	158
Trade, other receivables and other assets (1) (2)	304	189	213
Contingent considerations (2)	68	34	30
Reimbursive right for post-retirement benefits	58	62	49
Deferred taxation	115	73	85
Cash restricted for use	43	34	41
	10,293	6,414	10,096

Current assets
Loan receivable	269	105	260
Inventories	1,058	832	1,055
Trade, other receivables and other assets (2) (3)	404	253	356
Contingent considerations (2)	12	5	18
Taxation	7	—	—
Cash restricted for use	24	19	20
Cash and cash equivalents	2,546	1,232	1,425
Assets held for sale (4)	223	—	—
	4,543	2,446	3,134

Total assets	14,836	8,860	13,230

EQUITY AND LIABILITIES
Share capital and premium	552	438	526
Accumulated losses and other reserves	7,138	3,689	6,103
Shareholders’ equity	7,690	4,127	6,629
Non-controlling interests	1,864	45	1,884
Total equity	9,554	4,172	8,513

Non-current liabilities
Borrowings	2,025	1,939	1,901
Lease liabilities	126	84	65
Environmental rehabilitation and other provisions (5)	751	650	656
Provision for pension and post-retirement benefits	65	72	57
Trade and other payables	5	5	6
Deferred taxation	550	437	502
	3,522	3,187	3,187

Current liabilities
Borrowings	96	200	83
Lease liabilities	54	80	76
Environmental rehabilitation and other provisions (5)	119	115	109
Trade and other payables	925	822	957
Taxation	453	257	277
Bank overdraft	14	7	28
Liabilities held for sale (4)	99	20	—
	1,760	1,501	1,530

Total liabilities	5,282	4,688	4,717

Total equity and liabilities	14,836	8,860	13,230

(1) The increase in non-current trade, other receivables and other assets from December 2024 is mainly as a result of the deferred consideration recognised for the sale of the Doropo project of $103m.
(2) Contingent considerations, which were previously reported as part of trade, other receivables and other assets, are now reported separately on the statement of financial position as these assets have a different measurement basis. Comparative periods have been reclassified. The increase in contingent considerations from
December 2024 is mainly as a result of contingent considerations recognised for the sale of the Doropo and ABC projects of $34m.
(3) The increase in current trade, other receivables and other assets from December 2024 is mainly as a result of an increase in trade receivables of $29m, other prepayments of $23m, Kibali dividend declared of $18m in September 2025 and recoverable taxes of $50m, partly offset by the receipt of the Siguiri insurance claim of $21m and the Kibali dividend of $55m declared in December 2024.
(4) The increase in assets and liabilities held for sale is as a result of MSG being classified as a disposal group held for sale, pending completion of the sale.
(5) The increase in environmental rehabilitation and other provisions in total from December 2024 is mainly as a result of an increase in the closure provisions at Brazil due to the finalisation of the design review for the de-characterisation of the TSFs at AngloGold Ashanti Mineração ($73m), other change in estimates ($38m) and unwinding of the provision ($25m), partly offset by MSG provisions transferred to liabilities held for sale ($34m).

Q3 2025 EARNINGS RELEASE	20

GROUP I FINANCIAL RESULTS

STATEMENT OF CASH FLOWS

GROUP STATEMENT OF CASH FLOWS	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	1,457	615	3,507	1,350
Dividends received from joint ventures	37	8	55	44
Taxation refund	10	6	10	6
Taxation paid	(85)	(23)	(410)	(122)
Net cash inflow from operating activities	1,419	606	3,162	1,278

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	(342)	(267)	(995)	(757)
Proceeds from disposal of tangible assets	—	—	—	1
Proceeds from disposal of subsidiary	—	—	25	—
Deferred compensation received	—	—	19	5
Other investments and assets acquired	—	(11)	(3)	(29)
Proceeds on disposal of investment (1)	70	—	70	—
Loans advanced to associates and joint ventures	—	—	—	(1)
(Increase) decrease in cash restricted for use	(11)	(1)	(4)	15
Interest received	23	21	68	81
Repayment of loans advanced to joint ventures	—	49	77	139
Net cash outflow from investing activities	(260)	(209)	(743)	(546)

Cash flows from financing activities
Proceeds from borrowings	—	155	285	475
Repayment of borrowings	—	(151)	(180)	(571)
Repayment of lease liabilities	(23)	(25)	(69)	(68)
Finance costs – borrowings	(21)	(27)	(75)	(90)
Finance costs – leases	(4)	(3)	(12)	(8)
Other borrowing costs	—	(1)	—	(1)
Dividends paid	(562)	(99)	(1,201)	(179)
Net cash outflow from financing activities	(610)	(151)	(1,252)	(442)

Net increase in cash and cash equivalents	549	246	1,167	290
Translation	(11)	(4)	(20)	(20)
Reclassification to disposal group held for sale	8	—	(12)	—
Cash and cash equivalents at beginning of period (net of bank overdraft)	1,986	983	1,397	955
Cash and cash equivalents at end of period (net of bank overdraft)	2,532	1,225	2,532	1,225

(1) The proceeds relate to the disposal of the investment in G2 Goldfields Inc.

Q3 2025 EARNINGS RELEASE	21

GROUP I SEGMENTAL

GOLD AND BY-PRODUCT INCOME
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief
Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual
members of the Executive Committee are responsible for geographic regions of the business. Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the
Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

GOLD INCOME	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1,779	943	4,969	2,642
Kibali - Attributable 45%	294	193	711	533
Iduapriem	202	149	480	438
Obuasi	238	123	614	372
Siguiri	151	181	662	472
Geita	418	297	1,246	827
Sukari	476	—	1,256	—

AUSTRALIA	429	392	1,226	953
Sunrise Dam	176	178	542	450
Tropicana - Attributable 70%	253	214	684	503

AMERICAS	459	324	1,223	895
Cerro Vanguardia	169	116	464	323
AngloGold Ashanti Mineração (1)	236	166	623	439
Serra Grande	54	42	136	133

	2,667	1,659	7,418	4,490
Equity-accounted joint venture included above	(294)	(193)	(711)	(533)
	2,373	1,466	6,707	3,957

(1) Includes income from sale of gold concentrate.

BY-PRODUCT REVENUE
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	3	1	8	4
Kibali - Attributable 45%	1	—	2	1
Obuasi	—	—	1	—
Siguiri	—	—	—	1
Geita	1	1	3	2
Sukari	1	—	2	—

AUSTRALIA	1	1	4	3
Sunrise Dam	—	—	1	1
Tropicana - Attributable 70%	1	1	3	2

AMERICAS	41	23	108	80
Cerro Vanguardia	36	23	94	80
AngloGold Ashanti Mineração	5	—	14	—

	45	25	120	87
Equity-accounted joint venture included above	(1)	—	(2)	(1)
	44	25	118	86

Q3 2025 EARNINGS RELEASE	22

GROUP I SEGMENTAL

COST OF SALES AND GROSS PROFIT

COST OF SALES	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	841	553	2,477	1,645
Kibali - Attributable 45%	123	104	336	278
Iduapriem	115	93	316	260
Obuasi	118	78	320	259
Siguiri	118	124	418	384
Geita	170	154	520	464
Sukari	198	—	568	—
Administration and other	(1)	—	(1)	—

AUSTRALIA	249	249	724	687
Sunrise Dam	110	101	326	317
Tropicana - Attributable 70%	128	139	369	344
Administration and other	11	9	29	26

AMERICAS	261	222	728	627
Cerro Vanguardia	121	94	347	269
AngloGold Ashanti Mineração	100	90	271	254
Serra Grande	40	38	108	103
Administration and other	—	—	2	1

CORPORATE AND OTHER	(3)	1	4	2
	1,348	1,025	3,933	2,961
Equity-accounted joint venture included above	(123)	(104)	(336)	(278)
	1,225	921	3,597	2,683

GROSS PROFIT (1)
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	940	391	2,499	1,002
Kibali - Attributable 45%	172	89	377	256
Iduapriem	87	56	163	179
Obuasi	120	45	295	114
Siguiri	33	57	244	88
Geita	249	144	729	365
Sukari	278	—	690	—
Administration and other	1	—	1	—

AUSTRALIA	182	145	507	269
Sunrise Dam	67	78	218	135
Tropicana - Attributable 70%	126	76	318	161
Administration and other	(11)	(9)	(29)	(27)

AMERICAS	239	125	603	347
Cerro Vanguardia	83	45	211	133
AngloGold Ashanti Mineração	141	77	366	185
Serra Grande	15	4	28	30
Administration and other	—	(1)	(2)	(1)

CORPORATE AND OTHER	3	(31)	(4)	(72)
	1,364	630	3,605	1,546
Equity-accounted joint venture included above	(172)	(89)	(377)	(256)
	1,192	541	3,228	1,290

(1) The Group’s segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the Group income statement.

Q3 2025 EARNINGS RELEASE	23

GROUP I SEGMENTAL

AMORTISATION AND CAPITAL EXPENDITURE

AMORTISATION	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	235	109	663	312
Kibali - Attributable 45%	32	23	79	67
Iduapriem	29	19	85	60
Obuasi	24	20	66	53
Siguiri	13	12	46	37
Geita	48	35	129	95
Sukari	89	—	258	—

AUSTRALIA	46	49	122	132
Sunrise Dam	16	19	45	58
Tropicana - Attributable 70%	29	30	76	73
Administration and other	1	—	1	1

AMERICAS	57	48	156	133
Cerro Vanguardia	23	15	60	40
AngloGold Ashanti Mineração	26	28	74	78
Serra Grande	8	5	22	15

CORPORATE AND OTHER	1	1	3	3
	339	207	944	580
Equity-accounted joint venture included above	(32)	(23)	(79)	(67)
	307	184	865	513

CAPITAL EXPENDITURE
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	271	212	781	567
Kibali - Attributable 45%	46	28	110	89
Iduapriem	38	49	110	119
Obuasi	57	60	145	149
Siguiri	20	30	52	73
Geita	51	45	180	137
Sukari	59	—	184	—

AUSTRALIA	49	27	124	112
Sunrise Dam	28	16	58	38
Tropicana - Attributable 70%	21	11	66	74

AMERICAS	60	52	165	143
Cerro Vanguardia	12	19	43	48
AngloGold Ashanti Mineração	35	23	89	68
Serra Grande	13	10	33	27

PROJECTS	7	4	34	23
Colombian projects	2	2	12	5
North American projects	5	2	22	18

CORPORATE AND OTHER	1	—	1	1

	388	295	1,105	846
Equity-accounted joint venture included above	(46)	(28)	(110)	(89)
	342	267	995	757

Q3 2025 EARNINGS RELEASE	24

GROUP I SEGMENTAL

TOTAL ASSETS

TOTAL ASSETS	As at	As at	As at
	Sep	Sep	Dec
	2025	2024	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited Revised	Unaudited Revised

AFRICA	9,451	4,773	9,081
Kibali - Attributable 45%	1,008	1,025	950
Iduapriem	706	604	579
Obuasi	1,584	1,429	1,481
Siguiri	609	558	591
Geita	1,415	1,151	1,231
Sukari	4,119	—	4,243
Administration and other	10	6	6

AUSTRALIA	997	946	845

AMERICAS	1,834	1,514	1,534
Cerro Vanguardia	564	641	626
AngloGold Ashanti Mineração	1,029	723	729
Serra Grande	223	131	161
Administration and other	18	19	18

PROJECTS	929	859	991
Colombian projects	222	199	207
North American projects	707	660	784

CORPORATE AND OTHER	1,625	768	780

	14,836	8,860	13,230

By order of the Board

J TILK Chairman	A CALDERON Chief Executive Officer	G DORAN Chief Financial Officer

10 November 2025

Q3 2025 EARNINGS RELEASE	25

2025 I DIVIDENDS

AngloGold Ashanti plc today announces an interim dividend for the three months ended 30 September 2025 of 91 US cents per share. In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2025
Ex-dividend on NYSE	Friday, 28 November
Record date	Friday, 28 November
Payment date	Friday, 12 December
To holders of ordinary shares on the South African Register
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 91 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:

2025
Declaration date	Tuesday, 11 November
Currency conversion rate for South African rands announcement date	Friday, 21 November
Last date to trade ordinary shares cum dividend	Tuesday, 25 November
Ordinary shares trade ex-dividend	Wednesday, 26 November
Record date	Friday, 28 November
Payment date	Friday, 12 December
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below) or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday,
26 November 2025 and Friday, 28 November 2025, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Friday, 21 November 2025 and Friday, 28 November 2025, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 21 November 2025.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the
Central Securities Depositary (GH) LTD

2025
Currency conversion date	Friday, 21 November
Last date to trade and to register shares cum dividend	Tuesday, 25 November
Shares trade ex-dividend	Wednesday, 26 November
Record date	Friday, 28 November
Approximate payment date of dividend	Friday, 12 December
To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust Holding
Company Ltd as depository agent 100 GhDSs represent one ordinary share

2025
Currency conversion date	Friday, 21 November
Last date to trade and to register GhDSs cum dividend	Tuesday, 25 November
GhDSs trade ex-dividend	Wednesday, 26 November
Record date	Friday, 28 November
Approximate payment date of dividend	Friday, 12 December
Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 91 US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of US$1/¢10.20, the gross dividend payable per share, is equivalent to ca. ¢9.282 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).

Q3 2025 EARNINGS RELEASE	26

NON-GAAP DISCLOSURE I RESULTS

Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-
sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under
IFRS. In addition, AngloGold Ashanti also presents the financial items “Adjusted EBITDA”, “Adjusted net debt (cash)” and “free cash flow” which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) before taxation, total borrowings, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The
Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold
Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
All-in sustaining costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on the “all-in sustaining costs”
metric, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that this metric, which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce -
managed operations” is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.
The “average gold price received per ounce” for the three months and nine months ended 30 September 2024 has been restated
to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.
Sustaining capital expenditure
“Sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

Q3 2025 EARNINGS RELEASE	27

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
Non-sustaining capital expenditure
“Non-sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance
Note on the “all-in sustaining costs” metric during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that
“total cash costs” and “all-in sustaining costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating
Decision Maker (CODM), on a total basis.
The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on the “all-in sustaining costs” metric.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-accounted non-managed joint ventures and reviews the underlying operating results including “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
Adjusted EBITDA
“Adjusted EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on early settlement of hedge contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’ EBITDA. The
Adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for
compliance with the debt covenant formula.
“Adjusted EBITDA margin” is calculated as the percentage of Adjusted EBITDA divided by revenue from product sales.
Adjusted net debt (cash)
“Adjusted net debt (cash)” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt (cash) calculation is based on the formula included in
AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Free cash flow
AngloGold Ashanti has revised its definition of “free cash flow” in order to align it with industry practice. “Free cash flow" is a Non-
GAAP measure and, as calculated and reported by AngloGold Ashanti, includes operating cash flow less capital expenditure.
Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests. “Free cash flow” for the three months and nine months ended 30 September 2024 has been adjusted to reflect this change in reporting.
Reconciliations
All-in sustaining costs and total cash costs per ounce
A reconciliation of cost of sales as included in AngloGold Ashanti’s Earnings Release for the three months and nine months ended
30 September 2025 and 30 September 2024, to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and
“total cash costs per ounce” for each of the three-month and nine-month periods ended 30 September 2025 and 30 September
2024, is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in Note A below.

Q3 2025 EARNINGS RELEASE	28

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below.
Average gold price received per ounce
A reconciliation of gold income as included in AngloGold Ashanti’s Earnings Release for the three months and nine months ended
30 September 2025 and 30 September 2024, to “average gold price received per ounce” for each of the three-month and nine-
month periods ended 30 September 2025 and 30 September 2024, is presented on a total (Group) and total (managed operations/
non-managed joint ventures) basis in Note B below.
Sustaining capital expenditure and non-sustaining capital expenditure
A reconciliation of capital expenditure as included in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025 and 30 September 2024, to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three-month and nine-month periods ended 30 September 2025 and 30 September 2024, is presented on a total
(Group), total (managed operations/non-managed joint ventures) and segment basis in Note C below.
Adjusted EBITDA
A reconciliation of profit (loss) before taxation as included in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025 and 30 September 2024, to “Adjusted EBITDA” for each of the three-month and nine-month periods ended 30 September 2025 and 30 September 2024, is presented on a total (Group) basis in Note D below.
Adjusted net debt (cash)
A reconciliation of total borrowings as included in AngloGold Ashanti’s Earnings Release as at 30 September 2025, 30 September
2024 and 31 December 2024 to “Adjusted net debt (cash)” as at 30 September 2025, 30 September 2024 and 31 December 2024,
is presented on a total (Group) basis in Note E below.
Free cash flow
A reconciliation of net cash flow from operating activities as included in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2025 and 30 September 2024, to “free cash flow” for each of the three-month and nine-
month periods ended 30 September 2025 and 30 September 2024, is presented on a total (Group) basis in Note F below.
AGA Mineração, Cuiabá, Brazil

Q3 2025 EARNINGS RELEASE	29

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 30 SEPTEMBER 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	(3)	123	123	115	118	118	170	198	(1)	718	110	128	11	249
By-product revenue	—	(1)	(1)	—	—	—	(1)	(1)	—	(2)	—	(1)	—	(1)
Amortisation of tangible, intangible and right of use assets	(1)	(32)	(32)	(29)	(24)	(13)	(48)	(89)	—	(203)	(16)	(29)	(1)	(46)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	31	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	(2)	(2)	1	—	1	6	1	—	9	4	6	—	10
Sustaining exploration and study costs	—	—	—	—	—	3	3	—	—	6	—	—	—	—
Total sustaining capital expenditure	1	26	26	23	49	18	46	32	—	168	28	8	—	36
All-in sustaining costs (5)	28	114	114	110	144	126	175	141	(1)	695	125	113	10	248
Gold sold - oz (000)	—	84	84	58	68	45	120	135	—	426	51	73	—	124
All-in sustaining costs per ounce - $/oz (1)	—	1,355	1,355	1,902	2,109	2,804	1,464	1,041	—	1,631	2,439	1,558	—	2,007

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	30

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 30 SEPTEMBER 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (Africa)	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	121	100	40	—	261	—	123	1,225	1,348	520	1,027	1,150
By-product revenue	(36)	(5)	—	—	(41)	—	(1)	(44)	(45)	(1)	(43)	(44)
Amortisation of tangible, intangible and right of use assets	(23)	(26)	(8)	—	(57)	—	(32)	(307)	(339)	(114)	(218)	(250)
Adjusted for decommissioning and inventory amortisation	2	—	1	—	3	—	—	2	2	(1)	2	2
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	32	32	—	32	32
Lease payment sustaining	—	6	2	—	8	—	(2)	27	25	8	26	24
Sustaining exploration and study costs	3	—	—	—	3	1	—	10	10	6	10	10
Total sustaining capital expenditure	12	25	13	—	50	—	26	255	281	136	223	249
All-in sustaining costs (5)	80	99	47	1	227	2	114	1,200	1,314	554	1,059	1,173
Gold sold - oz (000)	47	68	15	—	130	—	84	680	764	291	545	629
All-in sustaining costs per ounce - $/oz (1)	1,691	1,459	3,105	—	1,740	—	1,355	1,766	1,720	1,907	1,946	1,867

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce”
and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	31

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 30 SEPTEMBER 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	(3)	123	123	115	118	118	170	198	(1)	718	110	128	11	249
- By-product revenue	—	(1)	(1)	—	—	—	(1)	(1)	—	(2)	—	(1)	—	(1)
- Inventory change	—	2	2	3	2	(12)	8	—	—	1	2	2	—	4
- Amortisation of tangible assets	(1)	(32)	(32)	(27)	(24)	(12)	(43)	(89)	—	(195)	(12)	(23)	(1)	(36)
- Amortisation of right of use assets	—	—	—	(2)	—	(1)	(5)	—	—	(8)	(4)	(6)	—	(10)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	—	—	(10)	(4)	(2)	(3)	(1)	—	(20)	—	—	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(4)	92	92	79	92	90	126	107	(1)	493	96	100	9	205
Gold produced - oz (000)	—	86	86	60	69	39	125	135	—	428	52	73	—	125
Total cash costs per ounce - $/oz (1)	—	1,068	1,068	1,321	1,331	2,331	1,010	793	—	1,154	1,844	1,364	—	1,638

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	32

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 30 SEPTEMBER 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (Africa)	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	121	100	40	—	261	—	123	1,225	1,348	520	1,027	1,150
- By-product revenue	(36)	(5)	—	—	(41)	—	(1)	(44)	(45)	(1)	(43)	(44)
- Inventory change	(5)	1	1	—	(3)	—	2	2	4	1	2	4
- Amortisation of tangible assets	(23)	(21)	(6)	—	(50)	—	(32)	(282)	(314)	(106)	(193)	(225)
- Amortisation of right of use assets	—	(5)	(2)	—	(7)	—	—	(25)	(25)	(8)	(25)	(25)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(8)	—	2	—	(6)	—	—	(26)	(26)	(19)	(25)	(25)
- Retrenchment costs	—	(1)	—	—	(1)	—	—	(1)	(1)	—	(1)	(1)
Total cash costs (5)	49	70	35	—	154	—	92	848	940	386	741	833
Gold produced - oz (000)	43	71	15	—	129	—	86	682	768	293	547	633
Total cash costs per ounce - $/oz (1)	1,139	983	2,253	—	1,192	—	1,068	1,244	1,225	1,322	1,356	1,317

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	33

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 30 SEPTEMBER 2024
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	1	104	104	93	78	124	154	—	—	449	101	139	9	249
By-product revenue	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)	—	(1)
Amortisation of tangible, intangible and right of use assets	(1)	(23)	(23)	(19)	(20)	(12)	(35)	—	—	(86)	(19)	(30)	—	(49)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	19	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	—	—	3	—	1	6	—	—	10	4	3	—	7
Sustaining exploration and study costs	—	—	—	—	—	2	4	—	—	6	—	—	—	—
Total sustaining capital expenditure	—	15	15	27	43	24	41	—	—	135	16	9	—	25
All-in sustaining costs (5)	20	96	96	103	101	139	169	—	—	512	102	119	9	230
Gold sold - oz (000)	—	77	77	60	49	73	118	—	—	300	72	86	—	158
All-in sustaining costs per ounce - $/oz (1)	—	1,241	1,241	1,719	2,063	1,916	1,428	—	—	1,707	1,411	1,389	—	1,455

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	34

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 30 SEPTEMBER 2024
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	94	90	38	—	222	—	104	921	1,025
By-product revenue	(23)	—	—	—	(23)	—	—	(25)	(25)
Amortisation of tangible, intangible and right of use assets	(15)	(28)	(5)	—	(48)	—	(23)	(184)	(207)
Adjusted for decommissioning and inventory amortisation	3	—	—	—	3	—	—	2	2
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	20	20
Lease payment sustaining	—	7	3	—	10	—	—	27	27
Sustaining exploration and study costs	2	—	—	—	2	1	—	9	9
Total sustaining capital expenditure	19	23	10	—	52	—	15	212	227
All-in sustaining costs (5)	80	92	46	—	218	2	96	982	1,078
Gold sold - oz (000)	46	70	16	—	132	—	77	590	667
All-in sustaining costs per ounce - $/oz (1)	1,744	1,315	2,773	—	1,653	—	1,241	1,665	1,616

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate.
AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	35

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 30 SEPTEMBER 2024
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	1	104	104	93	78	124	154	—	—	449	101	139	9	249
- By-product revenue	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)	—	(1)
- Inventory change	—	(4)	(4)	(2)	6	(3)	—	—	—	1	—	—	—	—
- Amortisation of tangible assets	(1)	(23)	(23)	(18)	(20)	(11)	(29)	—	—	(78)	(15)	(28)	—	(43)
- Amortisation of right of use assets	—	—	—	(1)	—	(1)	(6)	—	—	(8)	(4)	(2)	—	(6)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(1)	(1)	(2)	(3)	(2)	(1)	—	—	(8)	—	(1)	—	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	1	75	75	70	61	106	117	—	—	354	82	108	8	198
Gold produced - oz (000)	—	71	71	59	53	71	118	—	—	301	73	87	—	160
Total cash costs per ounce - $/oz (1)	—	1,053	1,053	1,191	1,153	1,500	995	—	—	1,179	1,132	1,243	—	1,245

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	36

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 30 SEPTEMBER 2024
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	94	90	38	—	222	—	104	921	1,025
- By-product revenue	(23)	—	—	—	(23)	—	—	(25)	(25)
- Inventory change	1	—	(1)	—	—	—	(4)	1	(3)
- Amortisation of tangible assets	(15)	(22)	(4)	—	(41)	—	(23)	(163)	(186)
- Amortisation of right of use assets	—	(6)	(1)	—	(7)	—	—	(21)	(21)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(5)	(1)	(4)	—	(10)	—	(1)	(19)	(20)
- Retrenchment costs	—	(1)	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	52	60	28	1	141	—	75	694	769
Gold produced - oz (000)	42	67	16	—	125	—	71	586	657
Total cash costs per ounce - $/oz (1)	1,224	896	1,801	—	1,127	—	1,053	1,186	1,172

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate.
AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	37

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	4	336	336	316	320	418	520	568	(1)	2,141	326	369	29	724
By-product revenue	—	(2)	(2)	—	(1)	—	(3)	(2)	—	(6)	(1)	(3)	—	(4)
Amortisation of tangible, intangible and right of use assets	(3)	(79)	(79)	(85)	(66)	(46)	(129)	(258)	—	(584)	(45)	(76)	(1)	(122)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(2)	—	—	(2)	1	—	—	1
Corporate administration, marketing and related expenses	91	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	(1)	3	—	4	17	2	—	26	11	16	1	28
Sustaining exploration and study costs	—	—	—	2	—	6	9	—	—	17	1	—	—	1
Total sustaining capital expenditure	1	50	50	62	127	49	166	101	—	505	58	22	—	80
All-in sustaining costs (5)	94	305	305	298	380	430	577	411	—	2,096	350	328	29	707
Gold sold - oz (000)	—	219	219	148	190	210	385	389	—	1,322	170	214	—	384
All-in sustaining costs per ounce - $/oz (1)	—	1,392	1,392	2,021	2,004	2,043	1,497	1,059	—	1,586	2,055	1,537	—	1,842

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	38

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (Africa)	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	347	271	108	2	728	—	336	3,597	3,933	1,573	3,029	3,365
By-product revenue	(94)	(14)	—	—	(108)	—	(2)	(118)	(120)	(4)	(116)	(118)
Amortisation of tangible, intangible and right of use assets	(60)	(74)	(22)	—	(156)	—	(79)	(865)	(944)	(326)	(607)	(686)
Adjusted for decommissioning and inventory amortisation	2	—	1	—	3	—	—	2	2	(2)	2	2
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	93	93	—	93	93
Lease payment sustaining	—	18	6	—	24	1	(1)	80	79	24	78	77
Sustaining exploration and study costs	4	—	—	—	4	1	—	23	23	17	23	23
Total sustaining capital expenditure	43	77	33	—	153	2	50	741	791	404	640	690
All-in sustaining costs (5)	243	278	126	2	649	6	305	3,552	3,857	1,685	3,141	3,446
Gold sold - oz (000)	143	193	41	—	377	—	219	2,083	2,302	933	1,694	1,913
All-in sustaining costs per ounce - $/oz (1)	1,695	1,438	3,051	—	1,719	—	1,392	1,706	1,676	1,806	1,854	1,801

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	39

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	4	336	336	316	320	418	520	568	(1)	2,141	326	369	29	724
- By-product revenue	—	(2)	(2)	—	(1)	—	(3)	(2)	—	(6)	(1)	(3)	—	(4)
- Inventory change	—	6	6	3	7	(13)	(5)	(13)	—	(21)	6	1	—	7
- Amortisation of tangible assets	(2)	(78)	(78)	(81)	(66)	(42)	(112)	(257)	—	(558)	(35)	(59)	—	(94)
- Amortisation of right of use assets	(1)	(1)	(1)	(4)	—	(4)	(17)	(1)	—	(26)	(10)	(17)	(1)	(28)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(5)	(5)	(14)	(8)	(4)	(7)	(2)	—	(35)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	1	256	256	221	253	354	376	292	(1)	1,495	286	291	27	604
Gold produced - oz (000)	—	224	224	149	194	204	379	381	—	1,307	174	212	—	386
Total cash costs per ounce - $/oz (1)	—	1,145	1,145	1,480	1,306	1,735	993	765	—	1,144	1,646	1,372	—	1,564

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	40

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)	Managed operations (Africa)	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	347	271	108	2	728	—	336	3,597	3,933	1,573	3,029	3,365
- By-product revenue	(94)	(14)	—	—	(108)	—	(2)	(118)	(120)	(4)	(116)	(118)
- Inventory change	(7)	3	1	—	(3)	—	6	(17)	(11)	(8)	(4)	2
- Amortisation of tangible assets	(60)	(60)	(18)	—	(138)	—	(78)	(792)	(870)	(301)	(535)	(613)
- Amortisation of right of use assets	—	(14)	(4)	—	(18)	—	(1)	(73)	(74)	(25)	(72)	(73)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(13)	—	4	—	(9)	—	(5)	(45)	(50)	(33)	(43)	(48)
- Retrenchment costs	(1)	(1)	—	—	(2)	—	—	(2)	(2)	—	(2)	(2)
Total cash costs (5)	172	185	91	2	450	—	256	2,550	2,806	1,203	2,258	2,514
Gold produced - oz (000)	137	196	42	—	375	—	224	2,068	2,292	926	1,687	1,911
Total cash costs per ounce - $/oz (1)	1,253	944	2,184	—	1,201	—	1,145	1,233	1,224	1,300	1,339	1,316

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	41

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2024
	Corporate and other (3)	AFRICA								AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	2	278	278	260	259	384	464	—	1,367	317	344	26	687
By-product revenue	—	(1)	(1)	—	—	(1)	(2)	—	(3)	(1)	(2)	—	(3)
Amortisation of tangible, intangible and right of use assets	(3)	(67)	(67)	(60)	(53)	(37)	(95)	—	(245)	(58)	(73)	(1)	(132)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	(1)	—	(1)	—	(2)	—	—	—	—
Corporate administration, marketing and related expenses	84	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	1	1	4	—	2	17	—	23	13	7	1	21
Sustaining exploration and study costs	—	—	—	—	1	4	8	—	13	1	—	—	1
Total sustaining capital expenditure	1	49	49	80	112	67	128	—	387	38	26	—	64
All-in sustaining costs (5)	85	261	261	284	318	419	518	—	1,539	309	303	26	638
Gold sold - oz (000)	—	230	230	191	163	203	358	—	915	194	217	—	411
All-in sustaining costs per ounce - $/oz (1)	—	1,133	1,133	1,487	1,956	2,062	1,449	—	1,683	1,589	1,394	—	1,550

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce”
and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	42

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2024
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	269	254	103	1	627	—	278	2,683	2,961
By-product revenue	(80)	—	—	—	(80)	—	(1)	(86)	(87)
Amortisation of tangible, intangible and right of use assets	(40)	(78)	(15)	—	(133)	—	(67)	(513)	(580)
Adjusted for decommissioning and inventory amortisation	3	—	(1)	—	2	—	—	—	—
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	86	86
Lease payment sustaining	—	21	7	—	28	1	1	74	75
Sustaining exploration and study costs	5	1	—	—	6	—	—	20	20
Total sustaining capital expenditure	48	68	27	—	143	3	49	598	647
All-in sustaining costs (5)	205	266	122	1	594	6	261	2,862	3,123
Gold sold - oz (000)	140	200	58	—	398	—	230	1,724	1,954
All-in sustaining costs per ounce - $/oz (1)	1,460	1,330	2,113	—	1,493	—	1,133	1,660	1,598

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate.
AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	43

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2024
	Corporate and other (3)	AFRICA								AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	2	278	278	260	259	384	464	—	1,367	317	344	26	687
- By-product revenue	—	(1)	(1)	—	—	(1)	(2)	—	(3)	(1)	(2)	—	(3)
- Inventory change	—	—	—	(5)	(1)	(7)	(10)	—	(23)	(3)	(6)	—	(9)
- Amortisation of tangible assets	(2)	(66)	(66)	(58)	(53)	(35)	(74)	—	(220)	(46)	(68)	—	(114)
- Amortisation of right of use assets	—	(1)	(1)	(2)	—	(2)	(21)	—	(25)	(12)	(5)	(1)	(18)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	1	(4)	(7)	(4)	(3)	—	(18)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	212	212	191	198	335	354	—	1,078	255	262	25	542
Gold produced - oz (000)	—	229	229	187	161	199	347	—	894	193	213	—	406
Total cash costs per ounce - $/oz (1)	—	924	924	1,021	1,231	1,687	1,020	—	1,206	1,321	1,230	—	1,335

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	44

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2024
	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)
in US Dollar million, except as otherwise noted
Cost of sales per segmental information (2)	269	254	103	1	627	—	278	2,683	2,961
- By-product revenue	(80)	—	—	—	(80)	—	(1)	(86)	(87)
- Inventory change	(7)	(1)	(1)	—	(9)	—	—	(41)	(41)
- Amortisation of tangible assets	(40)	(61)	(12)	—	(113)	—	(66)	(449)	(515)
- Amortisation of right of use assets	—	(17)	(3)	—	(20)	—	(1)	(63)	(64)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	(1)
- Rehabilitation and other non-cash costs	(7)	(1)	(4)	—	(12)	—	1	(31)	(30)
- Retrenchment costs	(1)	(1)	—	—	(2)	—	—	(2)	(2)
Total cash costs (5)	134	173	83	1	391	—	212	2,010	2,222
Gold produced - oz (000)	129	196	57	—	382	—	229	1,682	1,911
Total cash costs per ounce - $/oz (1)	1,044	883	1,439	—	1,024	—	924	1,195	1,163

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate.
AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	45

NON-GAAP DISCLOSURE I NOTE B

QUARTER 3 AND NINE MONTHS  I  2025 AND 2024

AVERAGE GOLD PRICE RECEIVED PER OUNCE	Quarter			Quarter			Nine months			Nine months
	ended			ended			ended			ended
	Sep			Sep			Sep			Sep
	2025			2024			2025			2024
	Unaudited			Unaudited			Unaudited			Unaudited
US Dollar million, except as otherwise noted	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)
Gold income per income statement	2,373	294	2,373	1,466	193	1,466	6,707	711	6,707	3,957	533	3,957
Associates and joint ventures’ share of gold income			294			193			711			533
Gold income	2,373	294	2,667	1,466	193	1,659	6,707	711	7,418	3,957	533	4,490

Gold sold - oz (000)	680	84	764	590	77	667	2,083	219	2,302	1,724	230	1,954
Average gold price received per ounce - $/oz (1)	3,488	3,502	3,490	2,484	2,502	2,486	3,220	3,240	3,222	2,296	2,313	2,298

(1) The “average gold price received per ounce” for the three months and nine months ended 30 September 2024 has been restated to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.

Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	46

NON-GAAP DISCLOSURE I NOTE C

QUARTER 3 2025 AND 2024

CAPITAL EXPENDITURE	FOR THE QUARTER ENDED 30 SEPTEMBER 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	1	26	26	23	49	18	46	32	—	168	28	8	—	36
Non-sustaining capital expenditure	—	20	20	15	8	2	5	27	—	57	—	13	—	13
Capital expenditure	1	46	46	38	57	20	51	59	—	225	28	21	—	49

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(2)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)	Managed operations (Africa)	Managed operations	Group total (1)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	12	25	13	—	50	—	26	255	281	136	223	249
Non-sustaining capital expenditure	—	10	—	—	10	7	20	87	107	30	60	80
Capital expenditure	12	35	13	—	60	7	46	342	388	166	283	329

CAPITAL EXPENDITURE	FOR THE QUARTER ENDED 30 SEPTEMBER 2024
	Corporate and other	AFRICA								AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	15	15	27	43	24	41	—	135	16	9	—	25
Non-sustaining capital expenditure	—	13	13	22	17	6	4	—	49	—	2	—	2
Capital expenditure	—	28	28	49	60	30	45	—	184	16	11	—	27

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	19	23	10	—	52	—	15	212	227
Non-sustaining capital expenditure	—	—	—	—	—	4	13	55	68
Capital expenditure	19	23	10	—	52	4	28	267	295

(1) Total including equity-accounted non-managed joint ventures.
(2) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	47

NON-GAAP DISCLOSURE I NOTE C

NINE MONTHS 2025 AND 2024

CAPITAL EXPENDITURE	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	1	50	50	62	127	49	166	101	—	505	58	22	—	80
Non-sustaining capital expenditure	—	60	60	48	18	3	14	83	—	166	—	44	—	44
Capital expenditure	1	110	110	110	145	52	180	184	—	671	58	66	—	124

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(2)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)	Managed operations (Africa)	Managed operations	Group total (1)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	43	77	33	—	153	2	50	741	791	404	640	690
Non-sustaining capital expenditure	—	12	—	—	12	32	60	254	314	83	171	231
Capital expenditure	43	89	33	—	165	34	110	995	1,105	487	811	921

CAPITAL EXPENDITURE	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2024
	Corporate and other	AFRICA								AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	1	49	49	80	112	67	128	—	387	38	26	—	64
Non-sustaining capital expenditure	—	40	40	39	37	6	9	—	91	—	48	—	48
Capital expenditure	1	89	89	119	149	73	137	—	478	38	74	—	112

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	48	68	27	—	143	3	49	598	647
Non-sustaining capital expenditure	—	—	—	—	—	20	40	159	199
Capital expenditure	48	68	27	—	143	23	89	757	846

(1) Total including equity-accounted non-managed joint ventures.
(2) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	48

NON-GAAP DISCLOSURE I NOTE D

ADJUSTED EBITDA	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (1)
Profit before taxation	1,057	394	2,832	974
Add back:
Finance costs and unwinding of obligations	81	42	166	126
Finance income	(43)	(33)	(114)	(122)
Amortisation of tangible, right of use and intangible assets	307	184	865	513
Other amortisation	(2)	(2)	—	1
Associates and joint ventures share of amortisation, interest, taxation and other	123	77	292	198
EBITDA	1,523	662	4,041	1,690

Adjustments:
Foreign exchange and fair value adjustments	12	21	57	46
Unrealised non-hedge derivative loss	—	5	—	22
Care and maintenance costs	7	35	18	80
Retrenchment and related costs	11	9	25	10
Impairment (reversal of impairment), derecognition of assets and (profit) loss on disposal	3	13	(22)	14
Joint ventures share of costs	—	1	—	1
Adjusted EBITDA	1,556	746	4,119	1,863

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	49

NON-GAAP DISCLOSURE I NOTE E

ADJUSTED NET DEBT (CASH)(1)	As at	As at	As at
	Sep	Sep	Dec
	2025	2024	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	2,025	1,939	1,901
Borrowings - current portion	96	200	83
Lease liabilities - non-current portion	126	84	65
Lease liabilities - current portion	54	80	76
Total borrowings	2,301	2,303	2,125
Less cash and cash equivalents, net of bank overdraft	(2,532)	(1,225)	(1,397)
Net debt (cash)	(231)	1,078	728

Adjustments:
IFRS16 lease adjustments	(169)	(146)	(126)
Unamortised portion of borrowing costs	17	27	26
Cash restricted for use	(67)	(53)	(61)
Adjusted net debt (cash)	(450)	906	567

Adjusted net debt (cash) to Adjusted EBITDA ratio	(0.09):1	0.37:1	0.21:1

Total borrowings to profit before taxation	0.65:1	2.06:1	1.27:1

(1) Net debt (cash) (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	50

NON-GAAP DISCLOSURE I NOTE F

FREE CASH FLOW	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2025	2024	2025	2024
US Dollar million, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited
Net cash flow from operating activities (1)(2)	1,419	606	3,162	1,278
Repayment of loans advanced to joint ventures	—	49	77	139
Dividends paid to non-controlling interests	(157)	(7)	(386)	(7)
Operating cash flow	1,262	648	2,853	1,410
Capital expenditure on tangible and intangible assets	(342)	(267)	(995)	(757)
Free cash flow	920	381	1,858	653

(1) Includes landholder duties of $37m paid in May 2025.
(2) Includes working capital movements as per table below.

(Increase) decrease in inventories	(54)	(57)	(35)	(23)
(Increase) decrease in trade receivables	5	(2)	(181)	(121)
(Decrease) increase in trade payables	155	88	14	13
Movement in working capital	106	29	(202)	(131)

Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	51

OTHER INFORMATION I EXCHANGE RATES

EXCHANGE RATES	Sep	Sep	Dec
	2025	2024	2024
	Unaudited	Unaudited	Unaudited

ZAR/USD
Average for the year to date	18.11	18.46	18.32
Average for the quarter	17.63	17.97	17.89
Closing	17.25	17.26	18.85

AUD/USD
Average for the year to date	1.56	1.51	1.52
Average for the quarter	1.53	1.49	1.53
Closing	1.51	1.45	1.62

BRL/USD
Average for the year to date	5.65	5.24	5.39
Average for the quarter	5.45	5.54	5.83
Closing	5.32	5.45	6.19

ARS/USD
Average for the year to date	1,182.19	888.30	916.78
Average for the quarter	1,330.75	942.19	1,000.92
Closing	1,366.58	970.92	1,032.50

EGP/USD
Average for the year to date	49.78	43.96	45.36
Average for the quarter	48.61	48.56	49.54
Closing	47.80	48.46	50.89

Q3 2025 EARNINGS RELEASE	52

OPERATING RESULTS I OPERATIONS AT A GLANCE

QUARTER 3 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE QUARTERS ENDED 30 SEPTEMBER 2025 AND 30 SEPTEMBER 2024
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24

AFRICA Non-managed joint ventures	86	71	578	581	357	384	—	—	1.86	0.91	4.46	4.41	—	—	2.85	2.30
Kibali - Attributable 45% (1)	86	71	578	581	357	384	—	—	1.86	0.91	4.46	4.41	—	—	2.85	2.30

AFRICA Managed operations	428	301	6,687	4,862	1,344	968	—	40	1.17	1.05	4.02	4.36	—	0.97	1.66	1.59
Iduapriem	60	59	1,420	1,380	—	—	—	—	1.31	1.32	—	—	—	—	1.31	1.32
Obuasi	69	53	—	—	340	279	—	40	—	—	6.31	5.75	—	0.97	6.31	5.15
Siguiri (3)	39	71	1,686	2,754	—	—	—	—	0.72	0.80	—	—	—	—	0.72	0.80
Geita	125	118	640	728	715	689	—	—	2.46	1.46	3.23	3.80	—	—	2.87	2.60
Sukari (3)	135	—	2,941	—	289	—	—	—	1.07	—	3.27	—	—	—	1.31	—

AUSTRALIA	125	160	1,717	1,714	911	921	—	—	1.03	1.33	2.33	2.89	—	—	1.48	1.88
Sunrise Dam	52	73	425	425	561	552	—	—	1.03	1.48	2.10	2.95	—	—	1.64	2.31
Tropicana - Attributable 70%	73	87	1,292	1,289	350	369	—	—	1.03	1.29	2.71	2.80	—	—	1.39	1.62

AMERICAS	129	125	194	238	728	509	544	651	3.47	2.40	3.71	3.74	1.15	2.19	2.73	2.79
Cerro Vanguardia (3)(5)	43	42	194	183	100	125	483	445	3.47	2.78	3.84	4.56	0.58	0.56	1.72	1.76
AngloGold Ashanti Mineração (2)	71	67	—	—	362	165	61	206	—	—	5.09	5.48	5.65	5.73	5.17	5.62
Serra Grande	15	16	—	55	266	219	—	—	—	1.16	1.80	1.95	—	—	1.80	1.79

Managed operations	682	586	8,598	6,814	2,983	2,398	544	691	1.19	1.17	3.43	3.66	1.15	2.12	1.75	1.84
Non-managed joint ventures	86	71	578	581	357	384	—	—	1.86	0.91	4.46	4.41	—	—	2.85	2.30
Group total including equity-accounted non- managed joint ventures	768	657	9,176	7,395	3,340	2,782	544	691	1.23	1.15	3.54	3.77	1.15	2.12	1.83	1.88
Managed operations (excluding Sukari)(4)	547	586	5,657	6,814	2,694	2,398	544	691	1.25	1.17	3.45	3.66	1.15	2.12	1.91	1.84
Non-managed joint ventures	86	71	578	581	357	384	—	—	1.86	0.91	4.46	4.41	—	—	2.85	2.30
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	633	657	6,235	7,395	3,051	2,782	544	691	1.31	1.15	3.56	3.77	1.15	2.12	2.00	1.88

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(5) Cerro Vanguardia has adjusted the basis of allocation between open-pit, underground and other treated tonnes resulting in an adjustment of treated tonnes and related grades for Q3 2024.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	53

FINANCIAL RESULTS I OPERATIONS AT A GLANCE

QUARTER 3 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE QUARTERS ENDED 30 SEPTEMBER 2025 AND 30 SEPTEMBER 2024
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24

AFRICA Non-managed joint ventures	123	104	172	89	1,068	1,053	1,355	1,241	4	7	22	8	20	13
Kibali - Attributable 45% (1)	123	104	172	89	1,068	1,053	1,355	1,241	4	7	22	8	20	13

AFRICA Managed operations	718	449	768	302	1,154	1,179	1,631	1,707	89	82	79	53	57	49
Iduapriem	115	93	87	56	1,321	1,191	1,902	1,719	18	20	5	7	15	22
Obuasi	118	78	120	45	1,331	1,153	2,109	2,063	33	29	16	14	8	17
Siguiri (3)	118	124	33	57	2,331	1,500	2,804	1,916	3	8	15	16	2	6
Geita	170	154	249	144	1,010	995	1,464	1,428	22	25	24	16	5	4
Sukari (3)	198	—	278	—	793	—	1,041	—	13	—	19	—	27	—
Administration and other	(1)	—	1	—	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	249	249	182	145	1,638	1,245	2,007	1,455	14	14	22	11	13	2
Sunrise Dam	110	101	67	78	1,844	1,132	2,439	1,411	12	10	16	6	—	—
Tropicana - Attributable 70%	128	139	126	76	1,364	1,243	1,558	1,389	2	4	6	5	13	2
Administration and other	11	9	(11)	(9)	—	—	—	—	—	—	—	—	—	—

AMERICAS	261	222	239	125	1,192	1,127	1,740	1,653	33	33	17	19	10	—
Cerro Vanguardia (3)	121	94	83	45	1,139	1,224	1,691	1,744	8	7	4	12	—	—
AngloGold Ashanti Mineração (2)	100	90	141	77	983	896	1,459	1,315	15	19	10	4	10	—
Serra Grande	40	38	15	4	2,253	1,801	3,105	2,773	10	7	3	3	—	—
Administration and other	—	—	—	(1)	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	—	—	7	4
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	2	2
North American projects	—	—	—	—	—	—	—	—	—	—	—	—	5	2

CORPORATE AND OTHER	(3)	1	3	(31)	—	—	—	—	—	—	1	—	—	—

Managed operations	1,225	921	1,192	541	1,244	1,186	1,766	1,665	136	129	119	83	87	55
Non-managed joint ventures	123	104	172	89	1,068	1,053	1,355	1,241	4	7	22	8	20	13
Group total including equity-accounted non- managed joint ventures	1,348	1,025	1,364	630	1,225	1,172	1,720	1,616	140	136	141	91	107	68
Managed operations (excluding Sukari)(4)	1,027	921	914	541	1,356	1,186	1,946	1,665	123	129	100	83	60	55
Non-managed joint ventures	123	104	172	89	1,068	1,053	1,355	1,241	4	7	22	8	20	13
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	1,150	1,025	1,086	630	1,317	1,172	1,867	1,616	127	136	122	91	80	68

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	54

OPERATING RESULTS I OPERATIONS AT A GLANCE

FOR THE NINE MONTHS ENDED SEPTEMBER 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025 AND 30 SEPTEMBER 2024
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24

AFRICA Non-managed joint ventures	224	229	1,798	1,652	1,015	1,204	—	—	1.29	0.94	4.58	4.63	—	—	2.48	2.50
Kibali - Attributable 45% (1)	224	229	1,798	1,652	1,015	1,204	—	—	1.29	0.94	4.58	4.63	—	—	2.48	2.50

AFRICA Managed operations	1,307	894	21,566	14,221	3,770	2,799	190	130	1.08	1.07	4.42	4.45	0.34	0.99	1.59	1.62
Iduapriem	149	187	3,771	3,988	—	—	—	—	1.23	1.46	—	—	—	—	1.23	1.46
Obuasi	194	161	—	—	976	843	—	130	—	—	6.17	5.77	—	0.99	6.17	5.14
Siguiri (3)	204	199	7,792	8,166	—	—	—	—	0.81	0.76	—	—	—	—	0.81	0.76
Geita	379	347	1,828	2,067	1,965	1,956	—	—	2.31	1.56	3.84	3.88	—	—	3.11	2.69
Sukari (3)	381	—	8,175	—	829	—	190	—	1.00	—	3.73	—	0.34	—	1.29	—

AUSTRALIA	386	406	4,910	4,824	2,786	2,732	—	—	1.07	1.08	2.42	2.70	—	—	1.56	1.67
Sunrise Dam	174	193	1,089	1,164	1,794	1,777	—	—	1.28	1.16	2.23	2.61	—	—	1.87	2.04
Tropicana - Attributable 70%	212	213	3,821	3,660	992	955	—	—	1.01	1.06	2.76	2.87	—	—	1.37	1.43

AMERICAS	375	382	543	580	2,139	1,446	1,510	2,109	2.93	2.44	4.13	4.04	0.82	2.20	2.78	2.88
Cerro Vanguardia (3)(5)	137	129	541	523	395	390	1,449	1,424	2.93	2.58	4.49	4.74	0.62	0.57	1.78	1.71
AngloGold Ashanti Mineração (2)	196	196	—	—	1,087	418	61	685	—	—	5.30	5.44	5.65	5.59	5.32	5.53
Serra Grande	42	57	2	57	657	638	—	—	1.17	1.17	1.97	2.70	—	—	1.97	2.57

Managed operations	2,068	1,682	27,019	19,625	8,695	6,977	1,700	2,239	1.12	1.11	3.71	3.68	0.77	2.13	1.72	1.81
Non-managed joint ventures	224	229	1,798	1,652	1,015	1,204	—	—	1.29	0.94	4.58	4.63	—	—	2.48	2.50
Group total including equity-accounted non- managed joint ventures	2,292	1,911	28,817	21,277	9,710	8,181	1,700	2,239	1.13	1.10	3.80	3.82	0.77	2.13	1.77	1.87
Managed operations (excluding Sukari)(4)	1,687	1,682	18,844	19,625	7,866	6,977	1,510	2,239	1.17	1.11	3.71	3.68	0.82	2.13	1.86	1.81
Non-managed joint ventures	224	229	1,798	1,652	1,015	1,204	—	—	1.29	0.94	4.58	4.63	—	—	2.48	2.50
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	1,911	1,911	20,642	21,277	8,881	8,181	1,510	2,239	1.18	1.10	3.81	3.82	0.82	2.13	1.91	1.87

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(5) Cerro Vanguardia has adjusted the basis of allocation between open-pit, underground and other treated tonnes resulting in an adjustment of treated tonnes and related grades for the nine months ended 30 September 2024.

Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	55

FINANCIAL RESULTS I OPERATIONS AT A GLANCE

FOR THE NINE MONTHS ENDED SEPTEMBER 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2025 AND 30 SEPTEMBER 2024
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24	Sep-25	Sep-24

AFRICA Non-managed joint ventures	336	278	377	256	1,145	924	1,392	1,133	14	27	36	22	60	40
Kibali - Attributable 45% (1)	336	278	377	256	1,145	924	1,392	1,133	14	27	36	22	60	40

AFRICA Managed operations	2,141	1,367	2,122	746	1,144	1,206	1,586	1,683	281	261	224	126	166	91
Iduapriem	316	260	163	179	1,480	1,021	2,021	1,487	52	68	10	12	48	39
Obuasi	320	259	295	114	1,306	1,231	2,004	1,956	91	78	36	34	18	37
Siguiri (3)	418	384	244	88	1,735	1,687	2,043	2,062	14	22	35	45	3	6
Geita	520	464	729	365	993	1,020	1,497	1,449	90	93	76	35	14	9
Sukari (3)	568	—	690	—	765	—	1,059	—	34	—	67	—	83	—
Administration and other	(1)	—	1	—	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	724	687	507	269	1,564	1,335	1,842	1,550	31	34	49	30	44	48
Sunrise Dam	326	317	218	135	1,646	1,321	2,055	1,589	22	22	36	16	—	—
Tropicana - Attributable 70%	369	344	318	161	1,372	1,230	1,537	1,394	9	12	13	14	44	48
Administration and other	29	26	(29)	(27)	—	—	—	—	—	—	—	—	—	—

AMERICAS	728	627	603	347	1,201	1,024	1,719	1,493	106	105	47	38	12	—
Cerro Vanguardia (3)	347	269	211	133	1,253	1,044	1,695	1,460	22	28	21	20	—	—
AngloGold Ashanti Mineração (2)	271	254	366	185	944	883	1,438	1,330	58	56	19	12	12	—
Serra Grande	108	103	28	30	2,184	1,439	3,051	2,113	26	21	7	6	—	—
Administration and other	2	1	(2)	(1)	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	2	3	32	20
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	12	5
North American projects	—	—	—	—	—	—	—	—	—	—	2	3	20	15

CORPORATE AND OTHER	4	2	(4)	(72)	—	—	—	—	—	—	1	1	—	—

Managed operations	3,597	2,683	3,228	1,290	1,233	1,195	1,706	1,660	418	400	323	198	254	159
Non-managed joint ventures	336	278	377	256	1,145	924	1,392	1,133	14	27	36	22	60	40
Group total including equity-accounted non- managed joint ventures	3,933	2,961	3,605	1,546	1,224	1,163	1,676	1,598	432	427	359	220	314	199
Managed operations (excluding Sukari)(4)	3,029	2,683	2,538	1,290	1,339	1,195	1,854	1,660	384	400	256	198	171	159
Non-managed joint ventures	336	278	377	256	1,145	924	1,392	1,133	14	27	36	22	60	40
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	3,365	2,961	2,915	1,546	1,316	1,163	1,801	1,598	398	427	292	220	231	199

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q3 2025 EARNINGS RELEASE	56

ADMINISTRATION AND CORPORATE I INFORMATION

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP
Offices
Registered and Corporate
Third Floor, Hobhouse Court
Suffolk Street
London SW1Y 4HH
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations.
Accordingly, investors should visit this website regularly to obtain important information about AngloGold
Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States
Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon (Chief Executive Officer)
GA Doran  (Chief Financial Officer)
Non-Executive
JE Tilk (Chairman)
KOF Busia
B Cleaver
AM Ferguson
AH Garner
J Magie
N Newton-King
M Randolph
DL Sands
Company Secretary
C Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@aga.gold
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@aga.gold
AngloGold Ashanti website
www.anglogoldashanti.com
AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations.
Accordingly, investors should visit this website regularly to obtain important information about AngloGold
Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States
Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online inquiries:
https://www-us.computershare.com/Investor/
#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations.
Accordingly, investors should visit this website regularly to obtain important information about AngloGold
Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States
Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI

AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations.
Accordingly, investors should visit this website regularly to obtain important information about AngloGold
Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States
Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI
FORWARD-LOOKING  I  STATEMENTS
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”,
“expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”,
“potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 12 November 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary